U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of MAY 2005

Commission File No.:  0-13966

MERCURY PARTNERS & COMPANY INC.

(Translation of Registrant’s name into English)

Suite 613, 375 Water Street, Vancouver, British Columbia, Canada  V6B 5C6

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                           .

May 2, 2005

To:                              All Applicable Commissions and Exchanges

Dear Sirs:

Subject:                                                   Mercury Partners & Company Inc.

We confirm that the following material sent by pre-paid mail on May 2, 2005, to the registered shareholders of Common shares of the subject Corporation:

1.                                       Annual Report 2004 / Consolidated Financial Statements for the years ended December 31, 2004;

2.                                       Notice of Annual General Meeting / Information Circular;

3.                                       Form of Proxy;

4.                                       Supplemental Mail List Return Card; and

5.                                       Return Envelope.

In compliance with regulations made under the Securities Act, we are providing this material to you.

Yours truly,

MERCURY PARTNERS & COMPANY INC.

/s/ Irene Fam

Irene Fam
Executive assistant

Suite 613	375 WATER STREET	Phone	(604) 689 7533
VANCOUVER, BRITISH COLUMBIA		Telecopier	(604) 683 9681
V6B 5CB	Mercury.ca	Email	isf@mercury.ca

ANNUAL REPORT

☒ ANNUAL REPORT for the fiscal year ended December 31, 2004.

MERCURY PARTNERS & COMPANY INC.

(Exact name of Registrant as specified in its charter)

Yukon Territory, Canada

(Jurisdiction of incorporation or organization)

Suite 613, 375 Water Street, Vancouver, British Columbia, Canada V6B 5C6

(Address of principal executive offices)

Common Shares without par value

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

8,183,733 Common Shares without par value

TABLE OF CONTENTS

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.	KEY INFORMATION
Forward-Looking Statements
Exchange Rates
Selected Financial Data
Risk Factors
ITEM 4.	INFORMATION ON THE COMPANY
History and Development of the Company
Business Overview
Organizational Structure
Property, Plants and Equipment
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Selected Quarterly Information
Operating Results
Liquidity and Capital Resources
Research and Development, Patents and Licenses
Trend Information
Off-balance Sheet Arrangements
Contractual Obligations
ITEM 6.	THE OFFER AND LISTING
Markets and Price History

PART II

ITEM 7.	FINANCIAL STATEMENTS
Index to Financial Statements and Schedules

PART III

ITEM 8	INFORMATION CIRCULAR

Notice of Annual Meeting
Management Proxy Circular
Supplemental Mailing List Return Card

In this annual report references to the “Company” means Mercury Partners & Company Inc. and its subsidiaries unless the context of the sentence clearly suggests otherwise.

PART I

ITEM 1.                             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                             KEY INFORMATION

Forward-Looking Statements

Statements in this annual report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this annual report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.  Investors are advised that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf.

Exchange Rates

In this annual report, unless otherwise specified, all monetary amounts are expressed in United States dollars.  The information set forth in this annual report is as at December 31, 2004, unless an earlier or later date is indicated.

Selected Financial Data

The following table summarizes selected consolidated financial data for the Company prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Additional information is presented to show the difference which would result from the application of United States generally accepted accounting principles (“U.S. GAAP”) to the Company’s financial information.  For a description of the differences between Canadian GAAP and U.S. GAAP, see Note 16 of the Company’s consolidated financial statements included elsewhere in this annual report.  The information in the table was extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5. Operating and Financial Review and Prospects”.

Canadian GAAP

	Years Ended December 31,
	2004	2003	2002	2001	2000
			(as restated(2))	(as restated(2))
	(in thousands, other than per share amounts)

Revenues(1)	$61	$76	$184	$121	$502
Income (loss) before discontinued operations	(1,829)	(518)	(365)	(799)	74
Discontinued operations income (loss)	—	—	—	—	—
Net income (loss) from continuing operations	(1,829)	(518)	(365)	(799)	74
Net income (loss) per share from continuing operations
Basic	(0.31)	(0.09)	(0.06)	(0.16)	0.02
Fully diluted	(0.31)	(0.09)	(0.06)	(0.16)	0.02
Net income (loss) per share from discontinued operations
Basic	—	—	—	—	—
Fully diluted	—	—	—	—	—
Total assets	797	2,108	2,261	2,638	2,935
Net assets	(49)	2,039	2,119	2,475	2,802
Debt	847	69	142	163	133
Shareholders’ equity	(49)	2,039	2,119	2,475	2,802
Capital stock	3,456	3,456	3,456	3,456	2,609
Dividends	269	—	—	—	—
Weighted average common stock outstanding, fully diluted (in thousands of shares)	5,934	5,934	5,934	4,851	4,532

(1)          Excludes revenues from discontinued operations.

(2)          During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 to the Company’s consolidated financial statements). The standard requires restatement and therefore financial statements for fiscal 2002 have been restated.

U.S. GAAP

	Years Ended December 31,
	2004	2003	2002	2001	2000
			(as restated(2))	(as restated(2))
	(in thousands, other than per share amounts)
Revenues(1)	$61	$76	$184	$121	$502
Income (loss) before discontinued operations	(1,524)	(237)	(286)	(799)	1,154
Discontinued operations income (loss)	—	—	—	—	—
Net income (loss) from continuing operations	(1,524)	(237)	(286)	(799)	1,154
Net income (loss) per share from continuing operations
Basic	(0.26)	(0.04)	(0.05)	(0.16)	0.25
Fully diluted	(0.26)	(0.04)	(0.05)	(0.16)	0.25
Net income (loss) per share from discontinued operations
Basic	—	—	—	—	—
Fully diluted	—	—	—	—	—
Total assets	1,101	2,109	1,826	2,806	4,022
Net assets	254	2,040	1,684	2,643	3,883
Debt	847	69	142	163	139
Shareholders’ equity	254	2,040	1,684	2,643	3,883
Capital stock	3,456	3,456	3,456	3,456	2,609
Dividends	269	—	—	—	—
Weighted average common stock outstanding, fully diluted (in thousands of shares)	5,934	5,934	5,934	4,851	4,532

(1)          Excludes revenues from discontinued operations.

(2)          During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 to the Company’s consolidated financial statements). The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated

Risk Factors

The Company’s primary risks are transaction risks. In addition, the Company has been and may continue to be affected by many other factors, including but not limited to: (1) economic and market conditions, including the liquidity of capital markets; (2) the volatility of market prices, rates and indices; (3) the timing and volume of market activity; (4) inflation; (5) the cost of capital, including interest rates; (6) political events, including legislative, regulatory and other developments; (7) competitive forces, including the Company’s ability to attract and retain personnel; (8) support systems; and (9) litigation. In determining whether to make an investment in the Company’s capital stock, investors should consider carefully all of the information set forth in this annual report and, in particular, the following risk factors.

Transaction Risks

The Company manages transaction risk through allocating and monitoring its capital investments and carefully screening clients and transactions.  Nevertheless, transaction risks can arise from, among other things, the Company’s merchant banking and private equity activities and relate to the risks of the proposed transaction.  These risks include market risks associated with the Company’s role in providing advisory services.

The Company often makes investments in highly unstructured situations and in companies undergoing severe financial stress.  Such investments also often involve severe time constraints.  These investments may expose the Company to significant transaction risks and place the Company’s funds in illiquid situations.  An unsuccessful investment may result in the total loss of such investment and may have a material adverse effect on the Company’s business, results of operations and financial condition.

Additionally, in order to grow its business, the Company may seek to acquire or invest in new companies.  The Company’s failure to make such acquisitions may limit its growth. In pursuing acquisition opportunities, the Company may be in competition with other companies having similar growth and investment strategies. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices and a diminished pool of businesses, technologies, services or products available for acquisition or investment.

Competition Risks

The Company conducts its business in a highly competitive environment. Many of its competitors have far greater resources, capital and access to information than the Company. Competition includes firms traditionally engaged in financial services, such as banks, broker-dealers and investment dealers.  Increased competition may lead the Company to become involved in transactions with more risk.

Market Risks

Market risk relates to fluctuations in the liquidity of securities, as well as volatility in market conditions generally.  The markets for securities and other related products are affected by many factors over which the Company has little or no control.  These factors include the financial performance and prospects of specific companies and industries, world markets and economic conditions, the availability of credit and capital, political events and perceptions of market participants.

The Company is exposed to the risk of a market downturn.

As a financial services company, the Company’s business is materially affected by conditions in the financial markets and economic conditions generally.  In the event of a market downturn, the Company’s business, results of operations and financial condition could be adversely affected.  In addition, there is no assurance that an active public market for the Company’s securities will continue.

A market downturn could lead to a decline in the number and size of the transactions that the Company executes for its clients, including transactions in which the Company provides financial advisory and other services, and to a corresponding decline in the revenues the Company receives from fees.

A downturn in a market could further result in losses to the extent that the Company owns assets in such market.  Conversely, to the extent that the Company has sold assets the Company does not own (i.e., if the Company has short positions) in any market, an upturn in such market could expose the Company to potentially unlimited losses as it attempts to cover its short positions by acquiring assets in a rising market.

Even in the absence of a market downturn, the Company is exposed to substantial risk of loss due to market volatility.

A rise in inflation may affect the Company’s results.

The Company does not believe that inflation has had a material impact on its revenues or income over the past three fiscal years.  In addition, since the Company’s assets to a large extent are liquid in nature, they are not significantly affected by inflation.  However, increases in inflation could result in increases in the Company’s expenses, which may not be readily recoverable in the price of services provided to the Company’s clients.  To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect the Company’s business, results of operations and financial condition.

Market risk may increase the other risks that the Company faces.

In addition to the market risks described above, market risks could exacerbate the other risks that the Company faces. For example, if the Company incurs substantial trading losses, its need for liquidity could rise sharply while its access to liquidity could be impaired. In addition, in conjunction with a market downturn, the Company’s clients and counterparties could incur substantial losses of their own, thereby weakening their financial condition and increasing the Company’s credit risk.

Legal and Regulatory Risks

The Company is exposed to legal risks in its business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions and, potential liability for advice the Company provides to participants in corporate transactions.

These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. See Note 9 of the Financial Statements for additional information with respect to the Company’s legal and regulatory proceedings.

Employment Risks

The Company’s future success depends, in significant part, upon the continued service and performance of its senior management.  Losing the services of some or all of these individuals could impair the Company’s ability to conduct its business.

Enforcement Risks

The enforcement of civil liabilities by investors under applicable U.S. federal and state securities laws may be adversely affected because the Company is organized under the laws of the Yukon Territory, Canada and none of its officers or directors are residents of the United States.

As a result, it may be difficult or impossible for U.S. investors to effect service of process upon the Company’s officers or directors within the United States.  It may also be difficult to realize against the Company or its officers or directors, in the United States, upon judgments of U.S. courts for civil liabilities under applicable U.S. federal and state securities laws.  Courts in Canada or elsewhere may not enforce: (1) judgments of U.S. courts obtained in actions against the Company or its officers or directors predicated upon the civil liability provisions of applicable U.S. federal and state securities laws; and (2) in original actions, liabilities against the Company or officers or directors predicated upon such laws.

Additionally, the Company is organized under the laws of the Yukon Territory, Canada and its principal operating assets are located outside of the United States.  Under bankruptcy laws in the United States, courts typically have jurisdiction over a debtor’s property, wherever it is located, including property situated in other countries.  Courts outside of the United States may not recognize the U.S. bankruptcy court’s jurisdiction.  Accordingly, investors may have trouble administering a U.S. bankruptcy case involving a Canadian debtor with property located outside of the United States.  Any orders or judgments of a bankruptcy court in the United States may not be enforceable.

Miscellaneous Risks

Certain provisions of the Company’s charter documents and the applicable corporate legislation may discourage, delay or prevent a change of control or changes in its management that shareholders consider favourable.  Such provisions include authorizing the issuance by its board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders.

In addition, the Investment Canada Act (the “ICA”) may impose limitations on the rights of non-Canadians to acquire the Company’s common shares.

If a change of control or change in management is delayed or prevented, the market price of the Company’s common shares could decline.

ITEM 4.                             INFORMATION ON THE COMPANY

History and Development of the Company

The Company was originally incorporated in 1952 under the Canada Corporations Act and was continued under the Canada Business Corporations Act in 1980 and amalgamated with Metanetix Corporation and Canadian Capital Financial Markets (C.C.F.M.) Inc. on January 1, 1995. The Company changed its name on January 22, 1999 from “Hariston Corporation” to “Midland Holland Inc.” On January 24, 2000, the Company was continued under the Business Corporations Act (Yukon) under the name “Mercury Partners & Company Inc.”  On December 28, 2001, the Company completed an amalgamation with Pacific Mercantile Company Limited (“PMCL”).  The Company’s principal place of business is Suite 613, 375 Water Street, Vancouver, British Columbia, Canada V6B 5C6 and its telephone number is (604) 689-7565.

At a special meeting of shareholders held on August 25, 1998, the slate of nominee directors proposed by a dissident shareholder was elected.  Following the change in directorship, the Company initiated a comprehensive restructuring plan, which included, among other things, monetizing all non-cash assets, reducing corporate overhead expenses, consolidating the Company’s share capital and settling all outstanding litigation.  In addition, the Company changed the focus of its business from investing in a wide variety of start-up or early stage businesses to engaging primarily in private equity and merchant banking activities.

On September 26, 2001, shareholders of PMCL and the Company approved the amalgamation between the companies (the “Amalgamation”).  Prior to the Amalgamation, PMCL was the largest shareholder of the Company, owning 2,250,219 common shares or approximately 49.5% of the Company.

Under the terms of the Amalgamation Agreement between the Company, PMCL and 940296 Alberta Ltd., a wholly owned subsidiary of the Company, each common share of PMCL was exchanged for five common shares of the Company following the amalgamation of PMCL and 940296 Alberta Ltd., resulting in 3,681,310 shares of the Company being issued to the shareholders of PMCL.  The 2,250,219 common shares of the Company owned by PMCL, which had a carrying value of $322,191, are held in treasury for cancellation.

Business Overview

The Company is a publicly traded financial services company engaging primarily in private equity and merchant banking activities in Canada and the United States. The Company’s shares are quoted on the NASD OTC Bulletin Board (“OTC”) in the United States under the symbol “MYPIF” and on the TSX Venture Exchange, in U.S. dollars, under the symbol “MYP.U”.  The Company’s investment objective is to acquire influential ownership in companies and, through direct involvement, bring about the changes required to realize their potential value. The Company concentrates on return on investment and cash flow to build long-term shareholder value.  Accordingly, the Company continually evaluates its existing investments and operations and investigates the possible acquisition of new businesses.

The Company assists companies in developing their business through active involvement in capital financing, acquisitions, business strategy development and execution.  The Company develops innovative solutions for projects that are practical, responsible and pragmatic in their implementation. However, the Company takes a cautious approach to new initiatives, selectively allocating capital and concentrating on areas where its financial and management expertise can be best applied.

The Company’s principal sources of funds are its available cash resources, bank financing, public financing and the revenues generated from the Company’s merchant banking activities and realized investment gains from the Company’s private equity operations. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

Private Equity

The Company’s private equity operations include reviewing investment opportunities in undervalued companies or assets, management or leveraged buy-outs and turn around or workout situations. In furtherance of this strategy, the Company often advises and invests in the restructuring of businesses that are having financial distress or have defaulted on their debt obligations.  The Company earns advisory fees by providing strategic and financial advice for clients.  The following is a brief description of the Company’s private equity operations.

Undervalued Companies or Assets

The Company seeks influential ownership in companies or assets whose intrinsic values are not fully reflected in their price.  Specifically, the Company invests in businesses that demonstrate consistently high earnings and free cash flow and companies priced at a significant discount in terms of net asset value, earnings multiples or other valuation criteria.  The Company works to bring about the changes required to realize the strategic value of those companies.

Management and Leveraged Buy-Outs

The Company invests and assists in arranging financing for a management or succession-leveraged buy-out of a business. The Company invests in equity and mezzanine securities arising from leveraged acquisitions and recapitalizations and other similar types of transactions, which involve significant financial leverage.  The Company structures transactions that allow owners to sell part of their equity in advance of their departure while maintaining management continuity.

Turn-Arounds or Workouts

The Company invests in the securities of distressed or troubled companies or assets where the business value is evident but the company suffers from financial or non-financial difficulties. The Company also invests in companies with underperforming management, where the underlying business value is still evident.  The Company works to bring about the change required to realize the strategic value of these businesses.

Merchant Banking

The Company’s merchant banking operations include financial and management services for corporate finance transactions, including mergers and acquisitions, bridge financing and corporate restructurings. Through merchant banking partnerships, the Company provides companies and their management with investment capital and financial direction. The Company receives fees for services provided including options and other conversion privileges to participate as an equity investor in businesses to which merchant banking services have been provided. The following is a brief description of the Company’s merchant banking operations.

Mergers & Acquisitions

The Company is active in public company mergers and acquisitions transactions, including unsolicited takeover bids. The Company assists companies in identifying and financing acquisitions and provides recommendations regarding financial restructuring.

Bridge Financing

The Company provides short-term bridge financing to companies to assist in capital transactions or to further a company’s business plans.  While the time period for which capital is committed varies according to the nature of each transaction, the Company endeavours to ensure repayment terms of between three and 12 months and is protected by the underlying security of the operation being financed or through guarantees.

Corporate Restructuring

The Company provides creative and responsible solutions to restructure businesses and their balance sheets so as to improve profitability.  In certain circumstances, a company’s financial flexibility is enhanced by the company acquiring loans owing to the company’s traditional lenders, which are then restructured on financial terms consistent with the company’s immediate requirements.

Investment Review

Through its representatives on the board of directors and board committees, the Company plays an active role in setting a company’s long-term strategic plans and assessing performance against approved business plans in companies in which it invests.  The Company monitors the performance of its investments by requiring the chief executives of each company to present to their respective boards business plans and financial forecasts and targets against which actual performance can be measured.

Competition

The Company currently competes against brokerage firms, investment bankers, merchant banks and other investment managers for appropriate investments. Such businesses are highly competitive and are subject to fluctuations based upon many factors over which the Company has no control, such as the condition of public markets, interest rates and the state of capital markets. Many of the Company’s competitors are national or international companies with far greater resources, capital and access to information than the Company. As a result, the Company may become involved in transactions with more risk than if it had greater resources.

Organizational Structure

The following is a list of the Company’s significant, but inactive, operating subsidiaries as of December 31, 2004:

Subsidiary	Jurisdiction of Incorporation	Proportion of Ownership Interest
Digital Labs Inc.	Alberta, Canada	100%
Pearson Finance Group Ltd.	Alberta, Canada	100%
Midland Holland Ltd.	Alberta, Canada	100%

Property, Plants and Equipment

The Company’s principal executive office is located in Vancouver, British Columbia, Canada, and is leased.

Item 5.           Operating and Financial Review and Prospects

The following discussion and analysis of the financial condition and results of operations of the Company for the three years ended December 31, 2004, 2003 and 2002 should be read in conjunction with the consolidated financial statements and related notes included in this annual report. The Company’s financial statements included herein were prepared in accordance with Canadian generally accepted accounting principles and are expressed in U.S. dollars.  Additional information is presented to show the difference, which would result from the application of U.S. GAAP to the Company’s financial information.  For a reconciliation of the Company’s financial statements included herein to U.S. GAAP, see Note 16 to the financial statements. Certain reclassifications may have been made to the prior periods’ financial statements to conform to the current period’s presentation.

Statements in this annual report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this annual report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgements in the course of preparing forward-looking statements.

Restatement of Fiscal 2002 and 2001 Financial Statements

In accordance with Emerging Issues Committee (EIC) 130 of The Canadian Institute of Chartered Accounts (CICA) Handbook, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method during the 2003 fiscal year.  Accordingly, the Company has restated its financial statements for the years ending December 31, 2002 and 2003.

Selected Quarterly Information

The following selected financial data for the past ten business quarters have been summarized from the Company’s unaudited quarterly financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such financial statements:

	2004				2003(2)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	(in thousands, other than per share amounts)

Revenues(1)	$(12)	$(16)	$81	$8	$13	$5	$43	$15
Net income (loss) from continuing operations	(972)	(594)	(178)	(85)	(423)	(10)	(81)	(4)
Net income (loss) per share from continuing operations:
Basic	$(0.17)	(0.10)	(0.03)	(0.01)	(0.07)	(0.01)	(0.01)	(0.00)
Fully diluted	$(0.17)	(0.10)	(0.03)	(0.01)	(0.07)	(0.01)	(0.01)	(0.00)
Total assets	797	929	1,783	1,964	2,108	2,065	2,169	2,150
Net assets	(49)	876	1,703	1,931	2,039	2,034	2,043	2,124
Debt	847	54	80	32	69	32	126	26
Shareholders’ equity	(49)	876	1,703	1,931	2,039	2,034	2,043	2,124
Capital stock	3,456	3,456	3,456	3,456	3,456	3,456	3,456	3,456
Dividends	—	(269)	—	—	—	—	—	—
Weighted average common stock outstanding, fully diluted shares)	5,934	5,934	5,934	5,934	5,934	5,934	5,934	5,934

(1)          Excludes revenues from discontinued operations.

(2)          During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants. The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated.  For more information about the accounting change and restatement see Note 3 to the Company’s consolidated financial statements for the year ending December 31, 2003.

Operating Results

The Company operates in both the United States and Canada and, as such, the Company’s consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as “Cumulative translation adjustment”.

Realized investment gains or losses are a recurring element in the Company’s revenues and net earnings.  Realized investment gains or losses may fluctuate significantly from period to period, with a meaningful effect upon the Company’s consolidated net earnings. However, the amount of realized investment gain or loss for any given period has no predictive value, and variations in amount from period to period have no practical analytical value.

The Company’s financial results for the past three years are summarized below.

	Years Ended December 31,
	2004	2003	2002
			(as restated(1))
Revenue	$61,170	$75,704	$184,341
Operating Expenses	305,135	176,804	153,450
Net loss	(1,828,500)	(517,555)	(364,789)
Net loss per share	(0.31)	(0.09)	(0.06)

(1)          During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 to the Company’s consolidated financial statements). The standard requires restatement and therefore financial statements presented for fiscal 2002 have been restated.

Revenues during fiscal 2004, 2003 and 2002 were generated from the Company’s merchant banking operations, investment income from the Company’s private equity investments and oil and gas royalties. In fiscal 2004, the Company’s revenues decreased to $61,170 compared to revenues of $75,704 and $184,341, respectively for the periods ending December 31, 2003 and 2002.

Expenses increased to $305,135 in fiscal 2004 compared to $176,804 in fiscal 2003 and $153,450 in fiscal 2002.  General and administrative expenses consisted of professional fees of $123,913, consulting fees, salaries and benefits of $40,008 and non-recoverable GST of $27,732. The Company paid management fees of $65,338 and director fees to independent directors of $11,022 during fiscal 2004.  The Company did not pay management fees in fiscal 2003 or 2002.

During March 2005, the Company settled its litigation with Cybersurf by contributing $601,760 (CAD$725,000), which is recorded as a loss on settlement in Other Income (Expense) for the year ending December 31, 2004, in exchange for a full release of claims and withdrawal of the complaint by Cybersurf.  Also included in loss of settlement in Other Income (Expense) are legal expenses associated with the Cybersurf litigation.  The Company entered into the settlement with Cybersurf due largely to the fact that Cybersurf’s ability to pay costs to the defendants, if unsuccessful, was highly questionable.  The Company did not admit to any liability or wrongdoing.  Please see Note 9 of the financial statements for more information.

During the year ended December 31, 2004 the Company recorded a loss on sale of long-term investments of $195,854 partially related to when the Company disposed of its investment in North Group Limited in the form of a dividend-in-kind to the Company’s shareholders.

The Company reported a net loss of $1.8 million in fiscal 2004 compared to a net loss of $517,555 in fiscal 2003 and a net loss of $364,789 in fiscal 2002.  Basic and diluted loss per common share was $0.31 in 2004 compared to losses of $0.09 and $0.06 in fiscal 2003 and 2002, respectively.

The Company and certain of its subsidiaries have tax loss carry-forwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties.

Inflation

The Company does not believe that inflation has had a material impact on revenues or income over the past three fiscal years.

Foreign Currency

The Company’s operations are conducted in international markets and its consolidated financial results are subject to foreign currency exchange rate fluctuations.  During fiscal 2003 the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by EIC 130 issued by the CICA (see Note 2 to the Company’s consolidated financial statements).

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex.  The Company has identified certain accounting policies, described below, that are the most important to the portrayal of its current financial condition and results of operations.  The significant accounting policies are disclosed in Note 2 to the consolidated financial statements included in this annual report.

Marketable securities

Marketable securities are recorded at the lower of cost or quoted market value on a specific identification basis.

Long-term investments

Investments in companies over which the Company has significant influence are accounted for by the equity method, whereby the original cost of the shares is adjusted for the Company’s share of earnings or losses less dividends since significant influence was acquired. Investments in which the Company has no significant influence and that it intends to hold longer than one year are accounted for on the cost basis and reported as long-term investments. Cost of investments includes acquisition costs of shares as well as legal and consulting costs related to maintaining the Company’s interest. Investments are written-down to their estimated net realizable value when there is evidence of a decline in value below their carrying amount that is other than temporary.

A decline in market value may be only temporary in nature or may reflect conditions that are more persistent. Declines may be attributable to general market conditions, either globally or regionally, that reflect prospects of the economy as a whole or prospects of a particular industry or a particular company. Such declines may or may not indicate the likelihood of ultimate recovery of the carrying amount of a security. Management regularly reviews the Company’s portfolio position to determine whether other than temporary decline exists.

In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly-traded securities, large block holdings and restricted shares.

Liquidity and Capital Resources

The Company’s principal assets consist of securities, loan and receivables, long term investments and stock of its direct subsidiaries. The Company continuously evaluates its existing operations and investigates possible acquisitions of new businesses and dispositions of businesses in order to maximize its ultimate economic value to shareholders. Accordingly, while the Company does not have any material arrangement, commitment or understanding with respect thereto (except as disclosed in this annual report), further acquisitions, divestitures, investments and changes in capital structure are possible.

The Company’s principal sources of funds are its available cash resources, bank financing, public financing and the financial services fees generated from the Company’s merchant banking activities and investment gains from the Company’s private equity operations. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

At December 31, 2004, the Company’s readily available cash and cash equivalents increased to $657,988 compared to $241,105 at December 31, 2003.  Additional sources of liquidity at December 31, 2004 included $112,818 in marketable securities and $22,561 in loan and receivables, compared to $110,000 in marketable securities and $51,651 in loans and receivables at December 31, 2003.  The market value of marketable securities as of December 31, 2004 was $417,000.  Total current assets at December 31, 2004 increased to $793,367 from $402,756 in 2003.

In fiscal 2004 operations used cash of $807,397 compared with operations using cash of $273,921 during fiscal 2003 and generating cash of $982,714 during fiscal 2002.

Investing activities generated cash of $1,103,875, predominantly from the sale of the Company’s investment in Cybersurf during fiscal 2004 compared to using cash of $244,152 in fiscal 2003 and $619,267 in 2002.  Financing activities provided no cash in fiscal 2004, 2003 and 2002.

Financial Position

Total assets of the Company at December 31, 2004 declined to $797,472, compared to $2.1 million at December 31, 2003 due the dividend-in-kind paid to shareholders during the year.  As previously discussed, the Company distributed its investment in North Group to shareholders of the Company during the year.

The Company’s liabilities increased to $846,924 in fiscal 2004 from $69,260 in fiscal 2003 due largely to the inclusion of the Cybersurf litigation settlement, which occurred during March 2005, but was recorded as of December 31, 2004.

Shareholders’ Equity

Shareholders’ equity as of December 31, 2004 was ($49,452) as of December 31 2004 compared to $2 million as of December 31, 2003 due largely to dividend-in-kind paid to shareholders and the net loss incurred during the year.  The Company had 8,183,733 shares issued and outstanding as of December 31, 2004 of which 2,250,219 were held in treasury for cancellation.

Research and Development, Patents and Licenses

Not applicable.

Trend Information

For the current financial year, the Company is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Operating Lease Obligations	$1,818	$1,818	$—	—	—
Total	$1,818	$1,818	$—	—	—

Related Party Transactions

Other than as disclosed herein, to the best of the Company’s knowledge, there have been no material transactions since January 1, 2004 to which the Company was or is a party and in which a director or officer of the Company, or any relative or spouse of any director or officer, or any relative of such spouse who has the same home as such person or who is a director or officer of any subsidiary of the Company, has or will have a direct or indirect material interest, nor were any directors or officers of the Company, or any associates of such directors or officers, indebted to the Company or any of its subsidiaries during this period.

Item 6.                                   The Offer and Listing

Markets and Price History

The Company’s common shares are quoted on the OTC Bulletin Board under the symbol “MYPIF” and, on the TSX Venture Exchange, in U.S. dollars, under the symbol “MYP.U”.  The following table sets forth the high and low sales prices of the Company’s common shares on the OTC and TSX Venture Exchange for the periods indicated:

	OTC		TSX Venture Exchange
	High	Low	High	Low
Monthly Highs and Lows
2004
January	0.23	0.23	0.185	0.17
February	0.23	0.23	0.19	0.17
March	0.23	0.23	0.19	0.19
April	0.23	0.15	0.22	0.15
May	0.20	0.20	0.22	0.15
June	0.20	0.20	0.15	0.15
July	0.20	0.20	0.15	0.15
August	0.25	0.15	0.18	0.13
September	0.13	0.08	0.14	0.12
October	0.82	0.05	0.12	0.11
November	0.11	0.05	0.11	0.11
December	0.11	0.07	0.11	0.11

2005
January	0.09	0.09	0.11	0.11
February	0.09	0.09	0.11	0.09
March	0.09	0.09	0.09	0.09
April(1)	0.09	0.09	0.09	0.09

(1)          The Company’s common shares were listed on the TSX Venture Exchange as of November 27, 2000.

(2)          As of April 26, 2005

PART II

ITEM 7.                             FINANCIAL STATEMENTS

Index to Financial Statements and Schedules

1.	Independent Auditors’ Report on the consolidated financial statements of the Company as at December 31, 2004 and 2003.

2.	Consolidated Balance Sheets at December 31, 2004 and 2003.

3.	Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002.

4.	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2004, 2003 and 2002.

5.	Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002.

6.	Notes to the Consolidated Financial Statements.

DAVIDSON & COMPANY	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Mercury Partners & Company Inc.

We have audited the consolidated balance sheets of Mercury Partners & Company Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY”

Vancouver, Canada	Chartered Accountants

February 28, 2005, (except as to Note 9(b), which is as of March 4, 2005)

A MEMBER OF SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

MERCURY PARTNERS & COMPANY INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

	December 31,
	2004	2003
ASSETS
CURRENT
Cash and cash equivalents	$657,988	$241,105
Marketable securities (Note 3)	112,818	110,000
Loan and receivables (Note 4)	22,561	51,651
Total current assets	793,367	402,756

Long-term investments, cost (Note 5)	2,364	998,127
Long-term investments, equity (Note 5)	—	696,070
Property and equipment (Note 6)	1,741	11,267
Total assets	$797,472	$2,108,220

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
CURRENT
Accounts payable	$245,164	$69,260
Accrued liabilities (Note 9(b))	601,760	—
	846,924	69,260
Shareholders’ equity (deficiency)
Capital stock
Authorized
Unlimited number of common shares
Unlimited number of Class A preferred shares
Issued and outstanding 8,183,733 common shares at December 31, 2004 and 2003	3,456,139	3,456,139
Less: Treasury stock - 2,250,219 common shares at December 31, 2004 and 2003	(1,294,050)	(1,294,050)
Additional paid-in capital	971,859	971,859
Cumulative translation adjustment	399,948	391,131
Deficit	(3,583,348)	(1,486,119)
Total shareholders’ equity (deficiency)	(49,452)	2,038,960
Total liabilities and shareholders’ equity (deficiency)	$797,472	$2,108,220

Organization and operations (Note 1)

Contingencies (Note 9)

Commitment (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

MERCURY PARTNERS & COMPANY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. dollars)

	December 31,
	2004	2003	2002
REVENUE	$61,170	$75,704	$184,341

EXPENSES
Amortization	6,301	4,229	6,058
General and administrative (Note 8)	222,340	169,006	145,852
Directors and management fees (Note 7)	76,360	3,529	1,273
Interest	134	40	267
Total expenses	305,135	176,804	153,450
Income (loss) before other income (expense)	(243,965)	(101,100)	30,891

OTHER INCOME (EXPENSE)
Equity income (loss) (Note 5)	(4,521)	2,397	(17,975)
Write-down of marketable securities	—	(260)	(16,147)
Write-down of long-term investments	—	(426,950)	—
Loss on sale of long-term investments	(195,854)	—	—
Loss on sale of equipment	(3,604)	—	—
Recovery (write-down) of loan and receivables (Note 4)	—	108,065	(361,558)
Loss on settlement of lawsuit (Note 9(b))	(1,380,556)	—	—
Excise tax re-assessed	—	(99,707)	—
Total other expense, net	(1,584,535)	(416,455)	(395,680)
Net loss for the year	$(1,828,500)	$(517,555)	$(364,789)
Basic and diluted loss per common share	$(0.31)	$(0.09)	$(0.06)
Weighted average number of common shares outstanding	5,933,514	5,933,514	5,933,514

The accompanying notes are an integral part of these consolidated financial statements.

MERCURY PARTNERS & COMPANY INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars)

	Common Shares		Additional Paid-in Capital	Treasury Shares		Cumulative Translation Adjustment	Deficit	Total
	Number of Shares	Amount		Number of Shares	Amount
Balance at December 31, 2001	8,183,733	$3,456,139	$971,859	(2,250,219)	$(1,294,050)	$(55,198)	$(603,775)	$2,474,975
Cumulative translation adjustment	—	—	—	—	—	8,904	—	8,904
Net loss for the year	—	—	—	—	—	—	(364,789)	(364,789)
Balance at December 31, 2002	8,183,733	3,456,139	971,859	(2,250,219)	(1,294,050)	(46,294)	(968,564)	2,119,090
Cumulative translation adjustment	—	—	—	—	—	437,425	—	437,425
Net loss for the year	—	—	—	—	—	—	(517,555)	(517,555)
Balance at December 31, 2003	8,183,733	3,456,139	971,859	(2,250,219)	(1,294,050)	391,131	(1,486,119)	2,038,960
Cumulative translation adjustment	—	—	—	—	—	8,817	—	8,817
Dividend	—	—	—	—	—	—	(268,729)	(268,729)
Net loss for the year	—	—	—	—	—	—	(1,828,500)	(1,828,500)
Balance at December 31, 2004	8,183,733	$3,456,139	$971,859	(2,250,219)	$(1,294,050)	$399,948	$(3,583,348)	$(49,452)

The accompanying notes are an integral part of these consolidated financial statements.

MERCURY PARTNERS & COMPANY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	December 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(1,828,500)	$(517,555)	$(364,789)
Items not affecting cash and cash equivalents:
Amortization	6,301	4,229	6,058
Equity (income) loss	4,521	(2,397)	17,975
Write-down (recovery) of loan and receivables	—	(108,065)	361,558
Write-down of marketable securities	—	260	16,147
Write-down of long-term investments	—	426,950	—
Loss on sale of long-term investments	195,854	—	—
Loss on sale of equipment	3,604	—	—

Changes in non-cash working capital items:
Decrease in marketable securities	5,382	10,471	363,570
Decrease in loan and receivables	32,939	15,624	603,423
Decrease in marketable securities sold short	—	—	(70,360)
Increase (decrease) in accounts payable	170,742	(80,643)	30,418
Increase in accrued liabilities	601,760	—	—
Increase (decrease) in due to related party	—	(22,795)	18,714
Net cash provided by (used in) operating activities	(807,397)	(273,921)	982,714

CASH FLOWS FROM INVESTING ACTIVITIES
Long-term investment purchases/costs	(21,162)	(244,152)	(745,594)
Proceeds on sale of long-term investments	1,125,037	—	126,327
Net cash provided by (used in) investing activities	1,103,875	(244,152)	(619,267)
Effect of foreign exchange on cash and cash equivalents	120,405	102,598	(8,250)
Change in cash and cash equivalents during the year	416,883	(415,475)	355,197
Cash and cash equivalents, beginning of year	241,105	656,580	301,383
Cash and cash equivalents, end of year	$657,988	$241,105	$656,580
Cash paid during the year for interest	$134	$40	$267
Cash paid during the year for income taxes	$—	$—	$—

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

MERCURY PARTNERS & COMPANY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

1.              Organization and Operations

Mercury Partners & Company Inc. (the “Company”) is organized under the Yukon Business Corporations Act. The Company currently operates in the financial services industry in Canada, engaging in private equity, merchant banking, consulting activities and asset-based commercial lending.

During the year ended December 31, 2004, the Company’s shareholders approved a name change and the reduction of capital stock and deficit by $1,486,119. These transactions have not been completed and accordingly these financial statements do not reflect these transactions.

All amounts are expressed in United States dollars except for certain amounts denoted in Canadian dollars (“CAD$”).

2.              Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The significant accounting policies adopted by the Company are as follows:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less.

Marketable securities

Marketable securities are recorded at the lower of cost or quoted market value on a specific identification basis.

Loan and receivables

Provisions are made for doubtful accounts and loan losses on an individual basis.

Long-term investments

Investments in companies over which the Company has significant influence are accounted for by the equity method, whereby the original cost of the shares is adjusted for the Company’s share of earnings or losses less dividends since significant influence was acquired.  Investments in which the Company has no significant influence and that it intends to hold longer than one year are accounted for on the cost basis. Cost of investments includes acquisition costs of shares, as well as legal and consulting costs related to maintaining the Company’s interest.  Investments are written-down to their estimated net realizable value when there is evidence of a decline in value below their carrying amount that is other than temporary.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization.  Amortization is provided for on a straight-line basis over the estimated useful lives of the assets as follows:

Furniture and equipment	5 years
Computer equipment	3 years
Leasehold improvements	5 years

Foreign currency translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, being the United States dollar.  Accordingly, assets and liabilities are translated into U.S. dollars at the period-end exchange rates, while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of shareholder’s equity (deficiency) as cumulative translation adjustment.

Revenue recognition

Revenue consists of gains or losses from trading securities, interest income from a loan and investments of cash and cash equivalents, royalty revenue and management and merchant banking fees. Gains and losses from trading are recorded when securities are disposed of. Interest income is recognized when earned using the effective interest method. Management and merchant banking fees are recorded when services are provided. Oil and gas royalty revenue from the Company’s pro rata interest in oil and gas claims in Alberta are recorded when received.

Net loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on net loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. This calculation proved to be anti-dilutive for the years ended December 31, 2004, 2003 and 2002. The dilutive instrument consists of stock options convertible into 120,000 common shares for the years presented.

Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

Stock-based compensation

From January 1, 2002 to December 31, 2002, as permitted by CICA Handbook Section 3870, the Company used the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

Effective January 1, 2003, in accordance with CICA Handbook Section 3870, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation. There is no impact for the years presented.

Income taxes

Future income taxes are recorded using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered it provides a valuation allowance against the excess.

Comparative figures

Certain of the comparative figures have been reclassified in order to conform with the current year’s presentation.

3.              Marketable Securities

	2004		2003
	Fair Value	Carrying Value	Fair Value	Carrying Value
Variable Income Securities
Publicly Traded Securities
Canadian	$47,214	$2,133	$84,050	$1,935
American	369,786	110,685	306,530	108,065
Total Marketable Securities	$417,000	$112,818	$390,580	$110,000

4.              Loan and Receivables

	2004	2003
Loan	$15,910	$48,563
Receivables	6,651	3,088
	$22,561	$51,651

As at December 31 2004, the loan in the amount of $15,910 (2003 – $Nil) was unsecured and bears interest at 8% per annum.

As at December 31, 2003, the loan in the amount of $48,563 was unsecured and bore interest at 18% per annum. The loan was repaid in full during the year ended December 31, 2004.

During the year ended December 31, 2003, a loan in the amount of $108,065, which had been written-down during the 2002 fiscal year, was recovered in the form of common shares of a public U.S. company having a market price of $306,530 at December 31, 2003.  The recovery and investment have been recorded at the carrying amount of the original loan.

During the year ended December 31, 2002, a $200,000 debenture, as well as $161,558 in loan and receivables were written-off as management determined the balances to be uncollectible.

5.              Long-term Investments

	2004		2003
	Fair Value	Carrying Value	Fair Value	Carrying Value
Investments carried at cost	$1,212	$2,364	$718,651	$998,127
Investments carried at equity	—	—	492,430	696,070
Total Long-term Investments	$1,212	$2,364	$1,211,081	$1,694,197

	2004		2003
	Fair Value	Carrying Value	Fair Value	Carrying Value
Variable Income Securities Canadian (publicly traded securities)	$1,212	$2,364	$1,211,081	$1,694,197
Total Long-term Investments	$1,212	$2,364	$1,211,081	$1,694,197

Long-term Investments, equity

As at December 31, 2004, the Company held a .06% (2003 - 19%) interest in the common shares of North Group Limited (“North Group”), a company with common directors. The Company distributed its investment in North Group to the Company’s shareholders during the year ended December 31, 2004 by paying a dividend in kind of 2,492,076 shares of North Group, valued at $268,729.

The Company recorded equity income (loss) totaling $(4,521) (2003 - $2,397; 2002 - $(17,975)) to the date of disposal. As a result of the disposal, the accounting policy was changed from the equity method to the cost method.

6.              Property and Equipment

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture and Equipment	$33,344	$31,729	$1,615	$34,159	$27,769	$6,390
Computer equipment	49,669	49,669	—	52,626	47,875	4,751
Leasehold Improvements	3,880	3,754	126	3,880	3,754	126
	$86,893	$85,152	$1,741	$90,665	$79,398	$11,267

The Company holds an interest in certain oil and gas properties in Alberta with a carrying value of $Nil (2003 - $Nil).  Title to the properties is subject to a dispute (Note 9(a)).

7.              Related Party Transactions

As part of the Company’s merchant banking activities, the Company often appoints a representative to the client company’s board of directors.  Accordingly, such transactions are considered to be related party transactions in nature.

The Company entered into the following transactions with related parties:

a)           Paid or accrued $65,338 (2003 - $Nil; 2002 - $Nil) in management fees to private companies of the executive management of the Company.

b)          Paid or accrued directors fees of $11,022 (2003 - $3,529; 2002 - $1,273) to independent directors of the Company.

c)           Paid a dividend in kind, valued at $267,829, to shareholders consisting of 2,492,076 shares of North Group, a company with common directors (Note 5).

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.              General and Administrative Costs

General and administrative costs include the following expenses:

	2004	2003	2002
Consulting fees, salaries and benefits	$40,008	$47,861	$27,135
Non-recoverable GST	27,732	14,062	—
Office and miscellaneous	17,030	3,583	7,085
Professional fees	123,913	89,405	105,677
Regulatory, transfer agent and shareholder communication	13,657	14,095	5,955
	$222,340	$169,006	$145,852

9.              Contingencies

Litigation

a)           A statement of claim has been filed against the Company to recover certain oil and gas properties (Note 6), which the claimant alleges were sold to it by the former management of the Company. The Company believes these oil and gas properties were not included as part of the properties sold to the claimant. The Company has offered to transfer certain of the interests in exchange for a waiver of court costs.

b)          During the year ended December 31, 2003, Cybersurf Corp. (“Cybersurf”) filed a statement of claim claiming that the Company engaged in improper actions during the Company’s attempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2002. As a result of the statement of claim, Cybersurf postponed its annual general meeting for almost two years. The Company was Cybersurf’s largest shareholder until it sold its investment during the year ended December 31, 2004 for proceeds of $1,125,037 (CAD $1,575,000). During the year ended December 31, 2004, the Company paid a court judgment of $79,003 for costs related to the Company’s legal challenge to the election of directors of Cybersurf at its November 28, 2002 annual general meeting.

On March 23, 2005, the Company announced it had entered into an agreement to settle and dismiss its litigation with Cybersurf. The Company did not admit to any liability or wrongdoing. Pursuant to the settlement, the Company contributed $601,760 (CAD$725,000) in exchange for a full release of claims and a withdrawal of the complaints of Cybersurf. This amount and related legal costs of $699,793 have been recorded as a loss on settlement of lawsuit for the year ended December 31, 2004.

c)           The Company has been notified of certain additional legal claims. In the opinion of management, these claims are without merit and no provision has been made for them in the accounts. The likelihood and amount of any loss is not determinable.

10.       Supplemental Disclosure With Respect to Cash Flows

The significant non-cash transaction during the year ended December 31, 2004, consisted of the Company paying a dividend in kind, valued at $268,729, to shareholders in the form of shares of North Group (Note 5).

The significant non-cash transaction for the year ended December 31, 2003 consisted of the Company receiving common shares in a U.S. public company as settlement of a $108,065 loan, which was written off in 2002 (Note 4).

There were no significant non-cash transactions during the year ended December 31, 2002.

11.       Stock Options

During the year ended December 31, 2004, the Company’s shareholders approved the adoption of a stock option plan whereby the Company is authorized to grant options to officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The plan is subject to the rules of the Venture Exchange (“TSX-V”). Under the plan, the exercise price of each option cannot be less than the price permitted by the TXS-V. The options can be granted for a maximum term of 5 years or as allowed by the TSX-V.

During the years ended December 31, 2004, 2003 and 2002, no stock options were granted, exercised, forfeited or cancelled.

The following is a summary of the status of stock options outstanding to former management at December 31, 2004:

	Outstanding Options
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Exercisable Options
				Number of Shares	Weighted Average Exercise Price
$1.25	120,000.081		$1.25	120,000	$1.25

12.       Commitment

The Company is committed to annual lease payments for premises of $1,818 in 2005.

13.       Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, loan and receivables, investments and accounts payable and accrued liabilities. The Company does not believe it is subject to any significant concentration of credit risk.  Although cash and cash equivalents balances are held in excess of federally insured limits, they are in place with major financial institutions and major corporations. The fair value of these financial instruments approximates their carrying values unless otherwise noted.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates or currency exchange rates.  The Company manages the market risk associated with commodity prices, interest rates and currency exchange rates by establishing and monitoring parameters that limit the type and degree of market risk that may be undertaken.

14.       Income Taxes

A reconciliation of income tax expense (recovery) at Canadian statutory rates with the reported taxes is as follows:

	2004	2003	2002
Loss before income taxes	$(1,828,500)	$(517,555)	$(364,789)

Expected income tax recovery	$(651,310)	$(194,704)	$(144,529)
Equity (income) loss	(1,890)	(969)	7,118
Expenses unrecognized (recognized) for tax purposes	574,470	167,096	(44,398)
Unrecognized benefit of non-capital losses	78,730	28,577	181,809
Total income taxes	$—	$—	$—

Details of the Company’s future income tax assets are as follows:

	2004	2003
Future income tax assets:
Non-capital losses available for future periods	$779,000	$934,097
Net capital losses available for future periods	2,264,000	1,749,200
Equipment	82,600	73,442
Other items	11,980	171,073
	3,137,580	2,927,812
Valuation allowance	(3,137,580)	(2,927,812)
	$—	$—

The Company has non-capital losses of approximately $2,630,000 available to reduce future years’ taxable income, which expire through to 2014. The Company also has net capital losses of approximately $7,651,000, which can be carried forward indefinitely and applied against future years’ taxable capital gains.

Future tax benefits of these losses have been offset by a valuation allowance and have not been recognized in these consolidated financial statements.

15.       Segmented Information

The Company has determined that it has one operating and reportable segment, being the financial services industry in Canada. Services include private equity and merchant banking and asset-based commercial lending as described in Note 1.

16.       Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The material variations in the accounting principles, practices and methods used in the preparation of these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below.

The impact of the differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets, statements of operations and cash flows would be as follows:

	2004	2003
Balance sheets
Current assets, Canadian GAAP	$793,367	$402,756
Unrealized holding gains on trading securities	304,182	280,580
Current assets, U.S. GAAP	1,097,549	683,336
Long-term investments, cost, Canadian GAAP	2,364	998,127
Unrealized holding loss on available-for-sale securities	(1,152)	(279,476)
Long-term investments, cost, U.S. GAAP	1,212	718,651
Long-term investments, equity, Canadian GAAP and U.S. GAAP	—	696,070
Property and equipment, Canadian GAAP and U.S. GAAP	1,741	11,267
Total assets, U.S. GAAP	$1,100,502	$2,109,324

Total liabilities, Canadian GAAP and U.S. GAAP	$846,924	$69,260

Shareholders’ equity, Canadian GAAP	(49,452)	2,038,960
Unrealized holding loss on available-for-sale securities	(1,152)	(279,476)
Unrealized holding gain on trading securities	304,182	280,580
Shareholders’ equity, U.S. GAAP	253,578	2,040,064
Total liabilities and shareholders’ equity, U.S. GAAP	$1,100,502	$2,109,324

	2004	2003	2002
Statements of operations
Net loss for the year, Canadian GAAP	$(1,828,500)	$(517,555)	$(364,789)
Unrealized holding gain on trading securities	304,182	280,580	79,279
Net loss for the year, U.S. GAAP	$(1,524,318)	$(236,975)	$(285,510)
Basic and diluted loss per common share, U.S. GAAP	$(0.26)	$(0.04)	$(0.05)

At December 31, 2004, 2003 and 2002, 120,000 potentially dilutive shares were excluded from net loss per share.

There is no impact on cash flows as the adjustments to the carrying values of marketable securities and long-term investments required under U.S. GAAP are comprised of unrealized holding gains and losses only.

Marketable securities

For Canadian GAAP purposes, short-term marketable securities are carried at the lower of cost or quoted market value on a specific identification basis, with any unrealized loss included in the statements of operations.  Long-term investments are carried on the cost or equity basis and only written-down when there is evidence of a decline in value that is other than temporary.

Under U.S. GAAP, Statements of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain investments be classified into available-for-sale or trading securities stated at fair market values.  Any unrealized holding gains or losses are to be reported as a separate component of shareholders’ equity until realized for available-for-sale securities and included in earnings for trading securities.  Under SFAS 115, the Company’s investment in marketable securities in the amount of $112,818 (2003 - $110,000) would be classified as trading securities and its investment in long-term investment securities carried at cost in the amount of $2,364 (2003 - $998,127) would be classified as available-for-sale securities.

	Carrying Value	Gross Unrealized Gain	Gross Unrealized Loss	Market Value
2004
Trading securities	$112,818	$304,182	$—	$417,000
Available-for-sale securities	2,364	—	(1,152)	1,212
	$115,182	$304,182	$(1,152)	$418,212

	Carrying Value	Gross Unrealized Gain	Gross Unrealized Loss	Market Value
2003
Trading securities	$110,000	$280,580	$—	$390,580
Available-for-sale securities	998,127	—	(279,476)	718,651
	$1,108,127	$280,580	$(279,476)	$1,109,231

Stock-based compensation

Under U.S. GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans.  In previous years, the Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB25”).  Accordingly, compensation cost for stock options were measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Effective for fiscal years ending after

December 15, 2002, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” (“SFAS 148”).  SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  The Company adopted the fair value based method effective January 1, 2003.

New accounting and disclosure standards were introduced under Canadian GAAP (Note 2) for the fiscal year ending December 31, 2002.

Comprehensive income

Under U.S. GAAP, Statements of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses).  The purpose of reporting comprehensive income is to present a measure of all changes in shareholders’ equity that result from recognized transactions and other economic events of the year, other than transactions with owners in their capacity as owners.  Under Canadian GAAP, the reporting of comprehensive income is not required.

Comprehensive income (loss) is as follows:

	2004	2003	2002
Net loss for the year, U.S. GAAP	$(1,524,318)	$(236,975)	$(285,510)
Other comprehensive income:
Unrealized gain (loss) on investments	(1,152)	(279,476)	(514,597)
Cumulative translation adjustment	8,817	437,425	8,904
Comprehensive net loss for the year, U.S. GAAP	$(1,516,653)	$(79,026)	$(791,203)

New accounting pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”) (revised in December 17, 2003).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both.  FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003.  The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”).  SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) as follows:

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods.  SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for

Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services”. SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005.

Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005.  For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations

Canadian Standards

In 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, which is effective for fiscal years commencing September 1, 2003.  Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value.  The Company does not expect the adoption of this section to have significant impact on its consolidated financial statements.

In June 2003, the CICA revised Accounting Guideline 13, “Hedging Relationships”, which is effective for fiscal years beginning on and after July 1, 2003.  The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting.  The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting.  The Company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management is assessing the impact, if any, of the adoption of this guideline on the Company’s consolidated financial statements.

*   *   *

PART III

ITEM 8.          INFORMATION CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 8, 2005

TO:         The shareholders of Mercury Partners & Company Inc.

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders of Mercury Partners & Company Inc. (the “Corporation”) will be held in Vancouver, British Columbia, at Suite 613, 375 Water Street on Wednesday, the 8th day of June, 2005, at 8:00 a.m. (Vancouver time) (the “Meeting”), for the following purposes:

1.               To receive and consider the financial statements of the Corporation for the financial year ended December 31, 2004, together with the report of the auditors thereon;

2.               To elect one Class III director of the Corporation;

3.               To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors for the ensuing year;

4.               To consider and, if thought fit, to pass, with or without variation, a special resolution in substantially the form of resolution 1 set out in Schedule “A” to the management proxy circular (the “Proxy Circular”) approving the reduction of the capital stock and deficit accounts as maintained by the Corporation. In addition, this special resolution authorizes the directors to revoke such resolution prior to it being acted upon without further approval of the shareholders of the Corporation;

5.               To consider and, if thought fit, to pass, with or without variation, an ordinary resolution in substantially the form of resolution 2 set out in Schedule “A” to the Proxy Circular approving, adopting and ratifying a stock option plan for the Corporation in substantially the form presented to the directors of the Corporation as described in the Proxy Circular; and

6.               To transact such other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this notice of meeting is the Proxy Circular, a form of proxy and a form whereby shareholders of the Corporation may request to be added to the Corporation’s supplemental mailing list.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Proxy Circular accompanying this notice of meeting. A proxy will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournments thereof.

DATED at Vancouver, British Columbia, this 27th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Tom S. Kusumoto
Tom S. Kusumoto
President and Secretary

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

MANAGEMENT PROXY CIRCULAR

INFORMATION PROVIDED AS AT APRIL 26, 2005 FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 8, 2005 (THE “MEETING”).

This management proxy circular (the “Proxy Circular”) is furnished in connection with the solicitation of proxies by management of Mercury Partners & Company Inc. (the “Corporation”) for use at the Meeting, and at any adjournments thereof at the time and place and for the purposes set forth in the notice of meeting dated April 27, 2005 (the “Notice of Meeting”.)

It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Notice of Meeting, form of proxy (the “Proxy”) and this Proxy Circular will be mailed to beneficial owners of common shares of the Corporation commencing on or about April 29, 2005. In this Proxy Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

RECORD DATE

The board of directors of the Corporation have set the close of business on April 26, 2005 as the record date (the “Record Date”) for determining which shareholders of the Corporation shall be entitled to receive notice of and to vote at the Meeting.  Only shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date, a shareholder of record transfers its common shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with the Secretary of the Corporation, P.O. Box 28051, West Pender Street, Vancouver, British Columbia, V6C 3T7.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are management’s representatives. A shareholder of the Corporation desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper Proxy and, in either case, delivering the completed Proxy to the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournments thereof.

VOTING OF PROXIES

If the Proxy is completed, signed and delivered to the Corporation, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the shareholder of the Corporation appointing them, on any show of hands and or any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote accordingly. The Proxy confers discretionary authority upon the persons named therein with respect to all other matters which may properly come before the Meeting or any adjournments thereof.  As of the date of this Proxy Circular, the board of directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the Proxy

If no choice is specified by a shareholder of the Corporation with respect to any matter identified in the Proxy or any amendment or variation to such matter, it is intended that the person designated by management in the Proxy will vote the shares represented thereby in favour of such matter.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered shareholders” because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a depository (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of applicable securities laws, the Corporation has distributed copies of the Notice of Meeting, this Proxy Circular, the Proxy and a supplemental mailing list return card (collectively, the “Meeting Materials”) to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)                        be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the offices of the Corporation; or

(b)                       more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided, or in the case of a proxy authorization form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any shareholder of the Corporation returning the enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting prior to the commencement of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of Class A preferred shares having the preferences, rights, conditions, restrictions, limitations and prohibitions as set forth in the Corporation’s Articles. As at April 26, 2005, there were a total of 8,183,733 common shares of the Corporation outstanding. Each common share entitles the holder thereof to one vote.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to the issued and outstanding common shares of the Corporation.

ELECTION OF DIRECTORS

The Corporation’s Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Corporation or with the provisions of the Business Corporations Act (Yukon). At each annual meeting of the Corporation, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders of the Corporation. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor. At the Meeting, shareholders of the Corporation will be called upon to elect one Class III director. Tom S. Kusumoto (the “nominee”) is to be elected as a Class III director to serve for a term of three years until the annual meeting of shareholders of the Corporation for the year 2007, to be held in the year 2008.

While management does not contemplate that the nominee will be unable to serve as a director, if, prior to the Meeting, any vacancies occur in the slate of such nominee for any reason, the management representatives designated in the Proxy solicited in respect of the Meeting shall have the discretionary authority to vote for the election of any other person as director. Proxies received by the directors on which no designation is made will be voted for the management nominee for election as a director or any substitute nominee thereof as may be determined by management, if necessary. Alex W. Blodgett, a Class I director, has one year remaining in his term as a director of the Corporation, which expires at the 2005 annual meeting of shareholders of the Corporation, to be held in the year 2006. Greg Mac Rae has two years remaining in his term as a director of the Corporation, which term expires at the 2006 annual meeting of shareholders of the Corporation, to be held in the year 2007.

The following table and notes thereto states the name of each person proposed to be nominated by management for election as a director and each director of the Corporation whose term will continue after the Meeting, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name and Municipality of Residence	Principal Occupation	Current Position(s) with the Corporation	Director Since	Approximate Number of Shares Beneficially Owned, Directly or Indirectly, as of the Date Hereof
Tom S. Kusumoto (1) Alberta, Canada	President, Secretary and Director of Mercury Partners & Company Inc., North Group Limited; Director and President of Pacific Northwest Partners Limited.	President, Secretary and Director	1998	697,990	(2)
Greg MacRae (1) British Columbia, Canada	President of CSI Capital Solutions Inc.; Director of North Group Limited, Mercury Partners & Company Inc.; Director and Secretary of Pacific Northwest Partners Limited; Director of LML Payment Systems Inc.	Director	2003	Nil
Alex W. Blodgett (1) British Columbia, Canada	President of Call Genie Inc.; Director of Mercury Partners & Company Inc., North Group Limited, Pacific Northwest Partners Limited; formerly: Vice-President, Oxford Bancorp Inc.; Partner, Gordon Capital Corporation; Vice-President of Corporate Finance, Bankers Trust Company	Director	1998	Nil

(1)   Member of the Audit Committee.

(2)          283,044 of the common shares are held by Geko Bank Corp., a company wholly owned by Tom S. Kusumoto.

The Corporation does not have an executive committee of the board of directors.

STATEMENT OF EXECUTIVE COMPENSATION

Pursuant to applicable securities legislation, the Corporation is required to provide a summary of all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the three most recently completed financial years in respect of the individuals comprised of the Chief Executive Officer, Chief Financial Officer and the other three most highly compensated executive officers of the Corporation whose individual total compensation for the most recently completed financial year exceed $150,000 and any individual who would have satisfied these criteria but for the fact that the individual was not serving as such an officer at the end of the most recently completed financial year (the “Named Executive Officers”).

The following table and notes thereto states the name of each Named Executive Officer.  Their annual compensation including salary, bonus and other annual compensation and long term compensation, including stock options paid during each of the three most recently completed financial years of the Corporation.

Summary Compensation Table

		Annual Compensation				Long Term Compensation
						Awards		Payouts
Name And Principal Position	Year Ended December, 31	Salary	Bonus	Other Annual Compen- sation		Securities Under Options/ SARs(1) Granted	Restricted Shares or Share Units	LTIP(2) Payouts	All Other Compensation
		($)	($)	($)		(#)	($)	($)	($)
Tom S. Kusumoto President and Secretary (3)	2004	Nil	Nil	$90,000	(4)	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil		Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil		Nil	Nil	Nil	Nil

(1)   Stock appreciation rights.

(2)   Long-term incentive plan.

(3)   Tom S. Kusumoto acts as the Chief Executive Officer and Chief Financial Officer of the Corporation.

(4)   Fees paid to Geko Bank Corp., a company wholly owned by Tom S. Kusumoto.

Long Term Incentive Plan (“LTIP”) Awards

The Corporation did not have an LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Corporation’s securities) was paid or distributed to the Named Executive Officers, during the most recently completed financial year.

Option/Stock Appreciation Rights (“SAR”) Grants During the Most Recently Completed Financial Year

There were no option/SAR grants during the most recently completed financial year.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year

The Named Executive Officers did not exercise any options/SARs in respect of the common shares of the Corporation during the most recently completed financial year.

Termination of Employment, Change in Responsibility and Employment Contracts

Neither the Corporation, nor any of its subsidiaries, has had or has an employment contract with any Named Executive Officer in the Corporation’s most recently completed or current financial year. The Corporation has no compensatory plan or arrangement with respect to a Named Executive Officer in the Corporation’s most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Corporation has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Corporation for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or an expert during the most recently completed financial year or subsequently, up to and including the date of this Proxy Circular. The directors are, however, reimbursed for expenses incurred in connection with their services as directors.

The Corporation does not currently have a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors and did not grant stock options to the directors during the most recently completed financial year.

Equity Compensation Plan Information

The shareholders of the Corporation have adopted a stock option plan (the “Option Plan”) for its directors, officers, employees and consultants.  The Option Plan provides that options to purchase common shares may be granted to eligible persons on terms determined within the limitations set out in the Option Plan.  The maximum number of common shares to be reserved for issuance anytime under the Option Plan and any other employee incentive plan is 10% of the issued and outstanding common shares.  The exercise price for an option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities.  Options granted may be subject to vesting requirements.  Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, employee or consultant of the Corporation.  The Option Plan is subject to the rules and policies of the TSX-Venture Exchange including the requirement for annual shareholder approval.  As of the date hereof, there were no options outstanding under the Option Plan.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No individual who is or was a director, executive officer or senior officer of the Corporation, any proposed nominee for election as a director of the Corporation or any associate of such director or officer, is or was, at the end of the most recently completed financial year, indebted to the Corporation or any of its subsidiaries since the beginning of the most recently completed financial year of the Corporation, or is or has been indebted to another entity that is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Corporation or any of its subsidiaries during that period.

MANAGEMENT CONTRACTS

To the best of the knowledge of the directors and officers of the Corporation, management functions of the Corporation are not, to any substantial degree, performed by a person other than the directors and senior officers of the Corporation.

AUDIT COMMITTEE

Audit Committee Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation’s systems of internal controls regarding finance and accounting and the Corporation’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to: (i) serve as an independent and objective party to monitor the Corporation’s financial reporting and internal control system and review the Corporation’s financial statements; (ii) review and appraise the performance of the Corporation’s external auditors; and (iii) provide an open avenue of communication among the Corporation’s auditors, financial and senior management and the board of directors.

Composition

The members of the Committee are currently Tom S. Kusumoto, Greg MacRae, and Alex Blodgett, the majority of whom are free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

Currently, the Committee has at least one member with accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Corporation’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation’s financial statements.

Meetings

The Committee meets at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee meets at least annually with the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee:

Documents/Reports Review

(a)             Reviews and updates its Charter annually.

(b)             Reviews the Corporation’s financial statements, MD&A, any annual and interim earnings and press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a)             Reviews annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Corporation.

(b)            Obtains annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Corporation, consistent with Independence Standards Board Standard 1.

(c)             Reviews and discusses with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)            Takes or recommends that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e)             Advises the board of directors on selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)             At each meeting, consults with the external auditors, without the presence of management, about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation’s financial statements.

(g)            Reviews and approves the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

(h)            Reviews with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)      Reviews and pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)      The aggregate amount of all such non-audit services provided to the Corporation constitutes not more than 5% of the total amount of revenues paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)     Such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(iii)    Such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)             In consultation with the external auditors, reviews with management the integrity of the Corporation’s financial reporting process, both internal and external.

(b)             Considers the external auditor’s judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

(a)             Considers and approves, if appropriate, changes to the Corporation’s auditing and accounting principles and practices as suggested by the external auditors and management.

(b)             Reviews significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(c)             Following completion of the annual audit, reviews separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(d)             Reviews any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(e)             Reviews with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(f)              Reviews any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(g)             Reviews the certification process.

(h)             Establishes a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Other

Reviews any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Tom S. Kusumoto	Not independent*	Financially literate*
Greg MacRae	Independent*	Financially literate*
Alex Bodgett	Independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, Audit Committees (“MI 52-110”).

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors of the Corporation.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completely financial year has the Corporation relied on the exemption in section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
	(Year end audit fees in CDN $)	(in CDN$)	(in CDN$)	(in CDN$)
2004	$35,500	Nil	$4,500	Nil
2003	$36,500	Nil	$6,650	Nil

Exemption

MI 52-110 exempts issuers listed on the Exchange from the requirements of Parts 3 (Composition of the Audit Committee) and 5 Reporting Obligations) of the Instrument. As a result, the members of the Committee are not required to be either “independent” or “financially literate” within the meaning of the Instrument, however, the Corporation is required to provide on an annual basis, the disclosure regarding its audit committee in its Proxy Circular. The majority of the Committee members are independent and all of its members are financially literate. See the disclosure above under the heading “Composition of the Audit Committee”.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Special Resolution to Reduce Capital Stock and Deficit Accounts

The shareholders of the Corporation will be asked to vote for a special resolution (in substantially the form of resolution 1 set out in Schedule “A” attached hereto) to authorize and empower the directors of the Corporation to reduce the capital stock account of the Corporation by $3,583,348 and the deficit account of the Corporation by $3,583,348 by deducting these amounts from the capital stock and deficit accounts, respectively, as maintained by the Corporation. The board of directors is seeking a reduction in the capital stock account and deficit account as the board of directors may wish to declare a dividend in the future and in order to do so under the governing corporate legislation, the aggregate of the Corporation’s assets cannot be less than the aggregate of the Corporation’s liabilities and stated share capital of all classes.

The special resolution authorizes each director and officer of the Corporation, for and on behalf of the Corporation, to execute and deliver all such other documents and do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this special resolution, the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

In addition, this special resolution authorizes the directors to revoke such resolution prior to it being acted upon without further approval of the shareholders of the Corporation. In the absence of contrary directions, management of the Corporation intends to vote proxies in the accompanying form in favour of this special resolution. In order to be effective, the proposed resolution must be passed by not less than two-thirds of the votes cast in respect thereof by the shareholders of the Corporation who vote in respect of such resolution at the Meeting.

Ordinary Resolution Approving the Corporation’s Option Plan

The shareholders will be asked to vote for an ordinary resolution (in substantially the form of resolution 2 set out in Schedule “A” attached hereto) confirming, ratifying and approving the Corporation’s Option Plan substantially in the form presented to the directors of the Corporation and attached hereto as Schedule “B” pursuant to the requirements of TSX-Venture Exchange Policy 4.4 “Incentive Stock Options”. As the Corporation’s Option Plan is a “rolling plan”, the TSX-Venture Exchange requires that such plans receive yearly approval at an issuer’s annual meeting. The Option Plan received the approval of the board of directors on May 18, 2004 and was approved by shareholders at the Corporation’s 2003 Annual and Special Meeting held in 2004.

The purpose of the Option Plan is to allow the Corporation to grant options to its directors, officers and employees, as additional compensation, and as an opportunity to participate in the profitability of the Corporation. The granting of such options is intended to align the interests of such persons with that of the Corporation. Management of the Corporation considers it desirable and in the best interests of the Corporation to adopt the Option Plan for the granting of future stock options to directors, officers and employees.

The Option Plan provides that the aggregate number of common shares to be delivered upon the exercise of all stock options granted thereunder is limited to 10% of the Corporation’s issued and outstanding common shares from time to time which, as at the date hereof, would be 818,373 common shares.  The aggregate number of common shares that may be issued pursuant to the exercise of stock options to any one individual in a twelve-month period cannot exceed 5% of the issued and outstanding common shares of the Corporation. The board of directors has full authority to administer the Option Plan in accordance with the terms of the Option Plan.

The resolution also authorizes any amendment to the form of the Option Plan in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Corporation and authorizes each director and officer of the Corporation to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this resolution, the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

In absence of contrary directions, management of the Corporation intends to vote proxies in the accompanying form in favour of this ordinary resolution. In order to be effective, the proposed resolution must be passed by a simple majority of the votes cast by the shareholders who vote in respect of such resolution.

Appointment of Auditors

Management of the Corporation will recommend at the Meeting that the shareholders of the Corporation reappoint Davidson & Company, Chartered Accountants, Vancouver, British Columbia as auditors of the Corporation until the next annual meeting of shareholders of the Corporation and authorize the directors to fix their remuneration. Davidson & Company, Chartered Accountants were appointed as auditors of the Corporation in September of 1998.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or senior officer of the Corporation, or any associate or affiliate of such director or officer, has any material interest, direct or indirect, by way of beneficial ownership of common shares of the Corporation or otherwise, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors of the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no insider of the Corporation, nor any proposed nominee for election as a director of the Corporation nor any associate or affiliate of such insider or proposed nominee has any material interest, direct or indirect, in any transaction since the beginning of the last financial year of the Corporation or in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Corporation is Computershare Trust Company of Canada, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

OTHER BUSINESS

Management of the Corporation knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting.  However, if any other matters which are not known to the management of the Corporation, shall properly come before the Meeting, the Proxy given pursuant to the solicitation by management of the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Shareholders may contact the Corporation to request copies of the Corporation’s financial statements and MD&A by sending a written request to P.O. Box 28051 West Pender Street, Vancouver British Columbia, V6C 3T7, Attention: Secretary.  Financial information is provided in the Corporation’s comparative financial statements and MD&A for its fiscal year ended December 31, 2004.

APPROVAL OF PROXY CIRCULAR

The contents and the sending of this Proxy Circular have been approved by the directors of the Corporation.

DATED at Vancouver, British Columbia, this 27th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF

MERCURY PARTNERS & COMPANY INC.

/s/ Tom S. Kusumoto
Tom S. Kusumoto
President and Secretary

SCHEDULE “A”

RESOLUTIONS FOR ANNUAL AND SPECIAL MEETING

1.                            Special Resolution to Reduce the Capital Stock and Deficit Accounts of the Corporation

“BE IT RESOLVED BY SPECIAL RESOLUTION THAT:

1.                             the capital stock account of the Corporation be reduced by $3,583,348 and the deficit account of the Corporation be reduced by $3,583,348, by deducting these amounts from the capital stock and deficit accounts, respectively, as maintained by the Corporation, and the directors of the Corporation be, and are hereby, authorized and empowered to revoke this resolution at any time prior to it being acted upon without further approval of the shareholders of the Corporation;

2.                             each director and officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this resolution, the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

3.                          notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation may revoke this resolution at any time prior to it being acted upon without further approval of the shareholders of the Corporation.”

2.        Ordinary Resolution to Approve the Adoption of the Stock Option Plan

“BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.                          the stock option plan (the “Plan”) of the Corporation substantially in the form presented to the directors of the Corporation and attached as Schedule B to the proxy circular of the Corporation prepared for the purpose of the 2004 Annual and Special Meeting be and is hereby confirmed, ratified and approved and shall be adopted hereby as the stock option plan of the Corporation;

2.                          the form of the Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Corporation;

3.                          each director and officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this resolution, the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

4.                          notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation may revoke this resolution at any time prior to it being acted upon without further approval of the shareholders of the Corporation.”

SCHEDULE “B”

MERCURY PARTNERS & COMPANY INC.

STOCK OPTION PLAN

ARTICLE 1

PURPOSE OF PLAN

1.1         The purpose of the Stock Option Plan (the “Plan”) of Mercury Partners & Company Inc. (the “Corporation”), a corporation incorporated under the Business Corporations Act (Yukon) is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries or affiliates, if any, by providing them with the opportunity, through options, to acquire common shares in the share capital of the Corporation (the “Shares”), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

ARTICLE 2

ADMINISTRATION OF PLAN

2.1         The Plan shall be administered by the board of directors of the Corporation or by a special committee of the directors appointed from time to time by the board of directors of the Corporation pursuant to rules of procedure fixed by the board of directors (such committee or, if no such committee is appointed, the board of directors of the Corporation is hereinafter referred to as the “Board”). A majority of the Board shall constitute a quorum and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously by consent in writing, shall be the acts of the directors.

2.2         Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all Optionees (as defined herein) under the Plan and on their legal personal representatives and beneficiaries.

2.3         Each option to purchase Shares granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the Optionee (as defined herein), in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

ARTICLE 3

STOCK EXCHANGE RULES

3.1         All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the Shares are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the “Exchange”).

ARTICLE 4

SHARES SUBJECT TO PLAN

4.1         Subject to adjustment as provided in Article 15 hereof, the Shares to be offered under the Plan shall consist of authorized but unissued common shares of the Corporation. The aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Shares subject thereto shall again be available for the purpose of this Plan.

ARTICLE 5

MAINTENANCE OF SUFFICIENT CAPITAL

5.1         The Corporation shall at all times during the term of the Plan keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Plan.

ARTICLE 6

ELIGIBILITY AND PARTICIPATION

6.1         Directors, officers, consultants and employees of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries (“Management Company Employees”) shall be eligible for selection to participate in the Plan (such persons collectively referred to as the “Optionees” and individually, an “Optionee”). Subject to compliance with applicable requirements of the Exchange, Optionees may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Optionee.

6.2         Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are a party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries.

6.3         An Optionee who has been granted an option may, if such Optionee is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

ARTICLE 7

EXERCISE PRICE

7.1         (a)        The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

(b)        Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced upon receipt of Board approval, provided that in the case of options held by Insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

ARTICLE 8

NUMBER OF OPTIONED SHARES

8.1         (a)        The number of Shares subject to an option granted to any one Optionee shall be determined by the Board, but no one Optionee shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b)        No single Optionee may be granted options to purchase a number of Shares equaling more than 5% of the issued common shares of the Corporation in any twelve-month period unless the Corporation has obtained disinterested shareholder approval in respect of such grant and meets applicable Exchange requirements.

(c)        Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve-month period to any one Consultant of the Corporation (or any of its subsidiaries).

(d)        Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve-month period to employees of the Corporation (or any of its subsidiaries) conducting Investor Relation Activities (as such term is defined in the policies of the Exchange). Options granted to persons performing Investor Relations Activities will contain vesting provisions such that vesting occurs over at least twelve months with no more than ¼ of the options vesting in any three-month period.

ARTICLE 9

DURATION OF OPTION

9.1         Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Articles 11 and 12, provided that in no circumstances shall the duration of an option exceed the maximum term permitted by the Exchange. For greater certainty, if the Corporation is listed on the TSX Venture Exchange Inc. (the “TSX-V”) the maximum term may not exceed 10 years if the Corporation is classified as a “Tier 1” corporation by the TSX-V, and the maximum term may not exceed five years if the Corporation is classified as a “Tier 2” corporation by the TSX-V.

ARTICLE 10

OPTION PERIOD, CONSIDERATION AND PAYMENT

10.1       (a)        The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Articles 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or any of its subsidiaries or death of the Optionee.

(b)        Subject to any vesting restrictions imposed by the Exchange, the Board may, in it sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

(c)        Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period. To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d)        Except as set forth in Articles 11 and 12, no option may be exercised unless the Optionee is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)        The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, addressed to the Secretary of the Corporation, specifying the number of Shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the option is exercised. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment. Neither the Optionee nor his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares of the Corporation unless and until the certificates for the Shares issuable pursuant to options under the Plan are issued to him or them under the terms of the Plan.

(f)         Notwithstanding any of the provisions contained in this Plan or in any option, any and all obligations of the Corporation whatsoever to issue Shares to an Optionee pursuant to the exercise of an option and/or this Plan shall at all times be subject to:

(i)         completion of such registration or other qualification of such Shares or obtaining approval of such governmental authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii)        the Corporation being satisfied that the issuance of such Shares shall not (whether with notice or the passage of time or both) breach, violate or be contrary to any of its constating documents, partnership agreements, applicable laws, regulations, Exchange rules and policies and agreements to which it is a party;

(iii)       the admission of such Shares to listing on any Exchange on which the Shares may be then listed; and

(iv)       the receipt from the Optionee of such representations, agreements and undertaking, including as to future dealings in such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this regard, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any Exchange on which the Shares are then listed.

ARTICLE 11

CEASING TO BE A DIRECTOR, OFFICER, CONSULTANT OR EMPLOYEE

11.1       Subject to Article 11.2, if an Optionee ceases to be a director, officer, employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised option rights of that Optionee under the Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such Optionee under the Plan.

11.2       If an Optionee ceases to be either a director, officer, employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries for any reason other than as a result of having been dismissed for cause as provided in Article 11.1 or as a result of the Optionee’s death, such Optionee shall have the right for a period of ninety (90) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be either a director, employee, consultant or Management Company Employee to exercise his option under the Plan to the extent that the Optionee was entitled to exercise it on the date of ceasing to be either a director, officer, employee, consultant or Management Company Employee. Upon the expiration of such ninety (90) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

11.3       If an Optionee engaged in providing Investor Relations Activities to the Company ceases to be employed in providing such Investor Relations Activities, such Optionee shall have the right for a period of thirty (30) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to provide such Investor Relations Activities to exercise his option under the Plan to the extent that the Optionee was entitled to exercise it on the date of ceasing to provide such Investor Relations Activities. Upon the expiration of such thirty (30) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

11.4       Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Optionee any right with respect to continuance as a director, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries.

11.5       Options shall not be affected by any change of employment of any director, officer, employee, consultant or Management Company Employee.

ARTICLE 12

DEATH OF OPTIONEE

12.1       In the event of the death of any Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee’s option under the Plan to the extent that it was exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under the Plan.

ARTICLE 13

RIGHTS OF OPTIONEE

13.1       No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such option until certificates representing such Shares shall have been issued and delivered.

ARTICLE 14

PROCEEDS FROM SALE OF SHARES

14.1       The proceeds from the sale of Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

ARTICLE 15

ADJUSTMENTS

15.1       If the outstanding common shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of Shares optioned and the exercise price per Share, as regards previously granted and unexercised options or portions thereof, and as regards options which may be granted subsequent to any such change in the Corporation’s capital. Adjustments under this Article shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional shares shall be required to be issued under the Plan on any such adjustment.

15.2       Upon the liquidation or dissolution of the Corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate. In the event of a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding common shares of the Corporation to another corporation (a “Change of Control”) all options granted which have not yet vested shall immediately vest without consideration as to time or any other vesting provision set forth in the Plan or stock option agreement governing such options, provided that such vesting is not in violation of the then current policies of the Exchange, if applicable, and all Optionees then entitled to exercise options then outstanding shall have the right at such time immediately prior to consummation of the Change of Control to exercise their options to the full extent not theretofore exercised. Upon consummation of the Change of

Control, the Plan shall terminate and any options theretofore granted hereunder that remain unexercised upon termination shall also terminate.

ARTICLE 16

TRANSFERABILITY

16.1       All benefits, rights and options accruing to any Optionee in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or to the extent, if any, permitted by the Exchange. During the lifetime of an Optionee any benefits, rights and options may only be exercised by the Optionee.

ARTICLE 17

AMENDMENT AND TERMINATION OF PLAN

17.1       Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan. Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan; provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, is obtained for such amendment or revision.

ARTICLE 18

NECESSARY APPROVALS

18.1       The ability of an Optionee to exercise options and the obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals, which may be required from shareholders of the Corporation and any regulatory authority or Exchange having jurisdiction over the securities of the Corporation. If any Shares cannot be issued to any Optionee for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Optionee.

ARTICLE 19

EFFECTIVE DATE OF PLAN

19.1       The Plan has been adopted by the Board subject to the approval of the Exchange and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approvals being obtained.

ARTICLE 20

INTERPRETATION

20.1       The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

20.2       In this Plan, capitalized terms used herein that are not otherwise defined herein shall have the meaning ascribed thereto in the Corporate Finance Manual of the TSX-V and in particular, in Policies 1.1 and 4.4 of said Corporate Finance Manual.

20.3       Nothing in this Plan or in any option shall confer upon any director, officer, employee, consultant or Management Company Employee any right to continue in the employ of the Corporation or any of its subsidiaries or affect in any way the right of the Corporation or any of its subsidiaries to terminate his employment at any time; nor shall anything in this Plan or in any option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any of its subsidiaries to extend the employment of any Optionee beyond the time that he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any of its subsidiaries or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any of its subsidiaries.

20.4       Nothing in this Plan or any option shall confer on any Optionee any right to continue providing ongoing services to the Corporation or affect in any way the right of the Corporation or any such entity to terminate his, her or its contract at any time, nor shall anything in this Plan or any option be deemed or construed as an agreement, or an expression of intent, on the part of the Corporation or any such entity to extend the time for the performance of the ongoing services beyond the time specified in the contract with any such entity.

20.5       References herein to any gender include all genders.

MADE by the board of directors of the Corporation as evidenced by the signature of the following officer duly authorized in that behalf effective the 18th day of May, 2004.

MERCURY PARTNERS & COMPANY INC.

By:	/s/ Tom S. Kusumoto
Name: Tom S. Kusumoto
Title: President and Secretary

MERCURY PARTNERS & COMPANY INC.

SUPPLEMENTAL MAILING LIST RETURN CARD

TO REGISTERED AND BENEFICIAL SECURITY HOLDERS OF

MERCURY PARTNERS & COMPANY INC. (THE “CORPORATION”)

National Instrument 54-101 provides registered and beneficial shareholders with the opportunity to elect annually to have their name added to an issuer’s supplemental mailing list in order to receive interim financial statements of the Corporation.  These reports are also available for review on the SEDAR website www.sedar.com along with all other information released by the Corporation.   If you are interested in receiving such statements, by mail, fax or e-mail, please complete and return this form to the Corporation at the following address:

MERCURY PARTNERS & COMPANY INC.

P.O. BOX 28051, WEST PENDER STREET

VANCOUVER, BRITISH COLUMBIA

V6C 3T7

I HEREBY CERTIFY that I am a shareholder of the Corporation, and as such, request that you add me to your supplemental mailing list.

Name – Please Print

Address/ city/ Province/ Postal Code

Signature	Date

e-mail address

Method of communication:	e-mail*	mail

*If you wish to receive electronic notification of the availability and/or release of supplemental information, please read the attached “Consent to Electronic Delivery of Documents” form and provide your e-mail address above. Please ensure that your mailing address is complete, in the event that electronic delivery fails, you may receive information by mail.

THE CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS FORM MUST BE SIGNED TO RECEIVE INFORMATION ELECTRONICALLY

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

1.             I acknowledge that access to both Internet e-mail and the World Wide Web is required in order to access documents electronically. I may receive by e-mail notification of the availability of a document in electronic format.  The notification e-mail may or may not contain the actual document. If not, the notification e-mail will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download and print the document from my computer.

2.             I acknowledge documents distributed electronically may be distributed in Adobe’s Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format. The Reader software is available free of charge from Adobe’s web site at www.adobe.com. The Reader software must be correctly installed on my system before I will be able to view documents in PDF format.

3.             I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any documents delivered electronically if I contact the deliverer by regular mail (P.O. Box 28051, West Pender Street, Vancouver, British Columbia, V6C 3T7).

4.             For the above named issuer(s) the documents will be maintained for a minimum of 6 months and a maximum of 12 months from the date of posting to the web site. Specific cancellation dates will be noted on the documents themselves.

5.             I understand that I will be provided with a paper copy of any document intended to be delivered electronically, if electronic delivery fails.

6.             I understand that my consent may be removed or changed, including any change in electronic mail address to which documents are delivered at any time by notifying the deliverer of such revised or revoked consent by regular mail (P.O. Box 28051, West Pender Street, Vancouver, British Columbia, V6C 3T7).

7.             I understand that I am not required to consent to electronic delivery.

I have read and understand this “Consent to Electronic Delivery of Documents” form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

(Name)	(Postal Address)

SIGNATURE OF SHAREHOLDER

DAVIDSON & COMPANY     Chartered Accountants     A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Mercury Partners & Company Inc.

We have audited the consolidated balance sheets of Mercury Partners & Company Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY”

Vancouver, Canada	Chartered Accountants

February 28, 2005, (except as to Note 9(b), which is as of March 4, 2005)

A MEMBER OF SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

1

MERCURY PARTNERS & COMPANY INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

	December 31,
	2004	2003
ASSETS
CURRENT
Cash and cash equivalents	$657,988	$241,105
Marketable securities (Note 3)	112,818	110,000
Loan and receivables (Note 4)	22,561	51,651
Total current assets	793,367	402,756

Long-term investments, cost (Note 5)	2,364	998,127
Long-term investments, equity (Note 5)	—	696,070
Property and equipment (Note 6)	1,741	11,267
Total assets	$797,472	$2,108,220

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
CURRENT
Accounts payable	$245,164	$69,260
Accrued liabilities (Note 9(b))	601,760	—
	846,924	69,260
Shareholders’ equity (deficiency)
Capital stock
Authorized
Unlimited number of common shares
Unlimited number of Class A preferred shares
Issued and outstanding 8,183,733 common shares at December 31, 2004 and 2003	3,456,139	3,456,139
Less: Treasury stock - 2,250,219 common shares at December 31, 2004 and 2003	(1,294,050)	(1,294,050)
Additional paid-in capital	971,859	971,859
Cumulative translation adjustment	399,948	391,131
Deficit	(3,583,348)	(1,486,119)
Total shareholders’ equity (deficiency)	(49,452)	2,038,960
Total liabilities and shareholders’ equity (deficiency)	$797,472	$2,108,220

Organization and operations (Note 1)

Contingencies (Note 9)

Commitment (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

2

MERCURY PARTNERS & COMPANY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. dollars)

	December 31,
	2004	2003	2002
REVENUE	$61,170	$75,704	$184,341

EXPENSES
Amortization	6,301	4,229	6,058
General and administrative (Note 8)	222,340	169,006	145,852
Directors and management fees (Note 7)	76,360	3,529	1,273
Interest	134	40	267
Total expenses	305,135	176,804	153,450
Income (loss) before other income (expense)	(243,965)	(101,100)	30,891

OTHER INCOME (EXPENSE)
Equity income (loss) (Note 5)	(4,521)	2,397	(17,975)
Write-down of marketable securities	—	(260)	(16,147)
Write-down of long-term investments	—	(426,950)	—
Loss on sale of long-term investments	(195,854)	—	—
Loss on sale of equipment	(3,604)	—	—
Recovery (write-down) of loan and receivables (Note 4)	—	108,065	(361,558)
Loss on settlement of lawsuit (Note 9(b))	(1,380,556)	—	—
Excise tax re-assessed	—	(99,707)	—
Total other expense, net	(1,584,535)	(416,455)	(395,680)
Net loss for the year	$(1,828,500)	$(517,555)	$(364,789)
Basic and diluted loss per common share	$(0.31)	$(0.09)	$(0.06)
Weighted average number of common shares outstanding	5,933,514	5,933,514	5,933,514

The accompanying notes are an integral part of these consolidated financial statements.

3

MERCURY PARTNERS & COMPANY INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars)

	Common Shares		Additional	Treasury Shares		Cumulative
	Number of Shares	Amount	Paid-in Capital	Number of Shares	Amount	Translation Adjustment	Deficit	Total
Balance at December 31, 2001	8,183,733	$3,456,139	$971,859	(2,250,219)	$(1,294,050)	$(55,198)	$(603,775)	$2,474,975
Cumulative translation adjustment	—	—	—	—	—	8,904	—	8,904
Net loss for the year	—	—	—	—	—	—	(364,789)	(364,789)
Balance at December 31, 2002	8,183,733	3,456,139	971,859	(2,250,219)	(1,294,050)	(46,294)	(968,564)	2,119,090
Cumulative translation adjustment	—	—	—	—	—	437,425	—	437,425
Net loss for the year	—	—	—	—	—	—	(517,555)	(517,555)
Balance at December 31, 2003	8,183,733	3,456,139	971,859	(2,250,219)	(1,294,050)	391,131	(1,486,119)	2,038,960
Cumulative translation adjustment	—	—	—	—	—	8,817	—	8,817
Dividend	—	—	—	—	—	—	(268,729)	(268,729)
Net loss for the year	—	—	—	—	—	—	(1,828,500)	(1,828,500)
Balance at December 31, 2004	8,183,733	$3,456,139	$971,859	(2,250,219)	$(1,294,050)	$399,948	$(3,583,348)	$(49,452)

The accompanying notes are an integral part of these consolidated financial statements.

4

MERCURY PARTNERS & COMPANY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	December 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(1,828,500)	$(517,555)	$(364,789)
Items not affecting cash and cash equivalents:
Amortization	6,301	4,229	6,058
Equity (income) loss	4,521	(2,397)	17,975
Write-down (recovery) of loan and receivables	—	(108,065)	361,558
Write-down of marketable securities	—	260	16,147
Write-down of long-term investments	—	426,950	—
Loss on sale of long-term investments	195,854	—	—
Loss on sale of equipment	3,604	—	—

Changes in non-cash working capital items:
Decrease in marketable securities	5,382	10,471	363,570
Decrease in loan and receivables	32,939	15,624	603,423
Decrease in marketable securities sold short	—	—	(70,360)
Increase (decrease) in accounts payable	170,742	(80,643)	30,418
Increase in accrued liabilities	601,760	—	—
Increase (decrease) in due to related party	—	(22,795)	18,714
Net cash provided by (used in) operating activities	(807,397)	(273,921)	982,714

CASH FLOWS FROM INVESTING ACTIVITIES
Long-term investment purchases/costs	(21,162)	(244,152)	(745,594)
Proceeds on sale of long-term investments	1,125,037	—	126,327
Net cash provided by (used in) investing activities	1,103,875	(244,152)	(619,267)
Effect of foreign exchange on cash and cash equivalents	120,405	102,598	(8,250)
Change in cash and cash equivalents during the year	416,883	(415,475)	355,197
Cash and cash equivalents, beginning of year	241,105	656,580	301,383
Cash and cash equivalents, end of year	$657,988	$241,105	$656,580
Cash paid during the year for interest	$134	$40	$267
Cash paid during the year for income taxes	$—	$—	$—

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

5

MERCURY PARTNERS & COMPANY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

1.              Organization and Operations

Mercury Partners & Company Inc. (the “Company”) is organized under the Yukon Business Corporations Act. The Company currently operates in the financial services industry in Canada, engaging in private equity, merchant banking, consulting activities and asset-based commercial lending.

During the year ended December 31, 2004, the Company’s shareholders approved a name change and the reduction of capital stock and deficit by $1,486,119. These transactions have not been completed and accordingly these financial statements do not reflect these transactions.

All amounts are expressed in United States dollars except for certain amounts denoted in Canadian dollars (“CAD$”).

2.              Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The significant accounting policies adopted by the Company are as follows:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less.

Marketable securities

Marketable securities are recorded at the lower of cost or quoted market value on a specific identification basis.

Loan and receivables

Provisions are made for doubtful accounts and loan losses on an individual basis.

6

Long-term investments

Investments in companies over which the Company has significant influence are accounted for by the equity method, whereby the original cost of the shares is adjusted for the Company’s share of earnings or losses less dividends since significant influence was acquired.  Investments in which the Company has no significant influence and that it intends to hold longer than one year are accounted for on the cost basis. Cost of investments includes acquisition costs of shares, as well as legal and consulting costs related to maintaining the Company’s interest.  Investments are written-down to their estimated net realizable value when there is evidence of a decline in value below their carrying amount that is other than temporary.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization.  Amortization is provided for on a straight-line basis over the estimated useful lives of the assets as follows:

Furniture and equipment	5 years
Computer equipment	3 years
Leasehold improvements	5 years

Foreign currency translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, being the United States dollar.  Accordingly, assets and liabilities are translated into U.S. dollars at the period-end exchange rates, while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of shareholder’s equity (deficiency) as cumulative translation adjustment.

Revenue recognition

Revenue consists of gains or losses from trading securities, interest income from a loan and investments of cash and cash equivalents, royalty revenue and management and merchant banking fees. Gains and losses from trading are recorded when securities are disposed of. Interest income is recognized when earned using the effective interest method. Management and merchant banking fees are recorded when services are provided. Oil and gas royalty revenue from the Company’s pro rata interest in oil and gas claims in Alberta are recorded when received.

Net loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on net loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. This calculation proved to be anti-dilutive for the years ended December 31, 2004, 2003 and 2002. The dilutive instrument consists of stock options convertible into 120,000 common shares for the years presented.

Basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

7

Stock-based compensation

From January 1, 2002 to December 31, 2002, as permitted by CICA Handbook Section 3870, the Company used the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

Effective January 1, 2003, in accordance with CICA Handbook Section 3870, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation. There is no impact for the years presented.

Income taxes

Future income taxes are recorded using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered it provides a valuation allowance against the excess.

Comparative figures

Certain of the comparative figures have been reclassified in order to conform with the current year’s presentation.

3.              Marketable Securities

	2004		2003
	Fair Value	Carrying Value	Fair Value	Carrying Value
Variable Income Securities
Publicly Traded Securities
Canadian	$47,214	$2,133	$84,050	$1,935
American	369,786	110,685	306,530	108,065
Total Marketable Securities	$417,000	$112,818	$390,580	$110,000

4.              Loan and Receivables

	2004	2003
Loan	$15,910	$48,563
Receivables	6,651	3,088
	$22,561	$51,651

As at December 31 2004, the loan in the amount of $15,910 (2003 – $Nil) was unsecured and bears interest at 8% per annum.

8

As at December 31, 2003, the loan in the amount of $48,563 was unsecured and bore interest at 18% per annum. The loan was repaid in full during the year ended December 31, 2004.

During the year ended December 31, 2003, a loan in the amount of $108,065, which had been written-down during the 2002 fiscal year, was recovered in the form of common shares of a public U.S. company having a market price of $306,530 at December 31, 2003.  The recovery and investment have been recorded at the carrying amount of the original loan.

During the year ended December 31, 2002, a $200,000 debenture, as well as $161,558 in loan and receivables were written-off as management determined the balances to be uncollectible.

5.              Long-term Investments

	2004		2003
	Fair Value	Carrying Value	Fair Value	Carrying Value
Investments carried at cost	$1,212	$2,364	$718,651	$998,127
Investments carried at equity	—	—	492,430	696,070
Total Long-term Investments	$1,212	$2,364	$1,211,081	$1,694,197

	2004		2003
	Fair Value	Carrying Value	Fair Value	Carrying Value
Variable Income Securities Canadian (publicly traded securities)	$1,212	$2,364	$1,211,081	$1,694,197
Total Long-term Investments	$1,212	$2,364	$1,211,081	$1,694,197

Long-term Investments, equity

As at December 31, 2004, the Company held a .06% (2003 - 19%) interest in the common shares of North Group Limited (“North Group”), a company with common directors. The Company distributed its investment in North Group to the Company’s shareholders during the year ended December 31, 2004 by paying a dividend in kind of 2,492,076 shares of North Group, valued at $268,729.

The Company recorded equity income (loss) totaling $(4,521) (2003 - $2,397; 2002 - $(17,975)) to the date of disposal. As a result of the disposal, the accounting policy was changed from the equity method to the cost method.

6.              Property and Equipment

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture and Equipment	$33,344	$31,729	$1,615	$34,159	$27,769	$6,390
Computer equipment	49,669	49,669	—	52,626	47,875	4,751
Leasehold Improvements	3,880	3,754	126	3,880	3,754	126
	$86,893	$85,152	$1,741	$90,665	$79,398	$11,267

9

The Company holds an interest in certain oil and gas properties in Alberta with a carrying value of $Nil (2003 - $Nil).  Title to the properties is subject to a dispute (Note 9(a)).

7.              Related Party Transactions

As part of the Company’s merchant banking activities, the Company often appoints a representative to the client company’s board of directors.  Accordingly, such transactions are considered to be related party transactions in nature.

The Company entered into the following transactions with related parties:

a)           Paid or accrued $65,338 (2003 - $Nil; 2002 - $Nil) in management fees to private companies of the executive management of the Company.

b)          Paid or accrued directors fees of $11,022 (2003 - $3,529; 2002 - $1,273) to independent directors of the Company.

c)           Paid a dividend in kind, valued at $267,829, to shareholders consisting of 2,492,076 shares of North Group, a company with common directors (Note 5).

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.              General and Administrative Costs

General and administrative costs include the following expenses:

	2004	2003	2002
Consulting fees, salaries and benefits	$40,008	$47,861	$27,135
Non-recoverable GST	27,732	14,062	—
Office and miscellaneous	17,030	3,583	7,085
Professional fees	123,913	89,405	105,677
Regulatory, transfer agent and shareholder communication	13,657	14,095	5,955
	$222,340	$169,006	$145,852

9.              Contingencies

Litigation

a)           A statement of claim has been filed against the Company to recover certain oil and gas properties (Note 6), which the claimant alleges were sold to it by the former management of the Company. The Company believes these oil and gas properties were not included as part of the properties sold to the claimant. The Company has offered to transfer certain of the interests in exchange for a waiver of court costs.

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b)          During the year ended December 31, 2003, Cybersurf Corp. (“Cybersurf”) filed a statement of claim claiming that the Company engaged in improper actions during the Company’s attempt to replace the board of directors of Cybersurf at its annual general meeting held on November 28, 2002. As a result of the statement of claim, Cybersurf postponed its annual general meeting for almost two years. The Company was Cybersurf’s largest shareholder until it sold its investment during the year ended December 31, 2004 for proceeds of $1,125,037 (CAD $1,575,000). During the year ended December 31, 2004, the Company paid a court judgment of $79,003 for costs related to the Company’s legal challenge to the election of directors of Cybersurf at its November 28, 2002 annual general meeting.

On March 23, 2005, the Company announced it had entered into an agreement to settle and dismiss its litigation with Cybersurf. The Company did not admit to any liability or wrongdoing. Pursuant to the settlement, the Company contributed $601,760 (CAD$725,000) in exchange for a full release of claims and a withdrawal of the complaints of Cybersurf. This amount and related legal costs of $699,793 have been recorded as a loss on settlement of lawsuit for the year ended December 31, 2004.

c)           The Company has been notified of certain additional legal claims. In the opinion of management, these claims are without merit and no provision has been made for them in the accounts. The likelihood and amount of any loss is not determinable.

10.       Supplemental Disclosure With Respect to Cash Flows

The significant non-cash transaction during the year ended December 31, 2004, consisted of the Company paying a dividend in kind, valued at $268,729, to shareholders in the form of shares of North Group (Note 5).

The significant non-cash transaction for the year ended December 31, 2003 consisted of the Company receiving common shares in a U.S. public company as settlement of a $108,065 loan, which was written off in 2002 (Note 4).

There were no significant non-cash transactions during the year ended December 31, 2002.

11.       Stock Options

During the year ended December 31, 2004, the Company’s shareholders approved the adoption of a stock option plan whereby the Company is authorized to grant options to officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The plan is subject to the rules of the Venture Exchange (“TSX-V”). Under the plan, the exercise price of each option cannot be less than the price permitted by the TXS-V. The options can be granted for a maximum term of 5 years or as allowed by the TSX-V.

During the years ended December 31, 2004, 2003 and 2002, no stock options were granted, exercised, forfeited or cancelled.

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The following is a summary of the status of stock options outstanding to former management at December 31, 2004:

	Outstanding Options			Exercisable Options
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$1.25	120,000.081		$1.25	120,000	$1.25

12. Commitment

The Company is committed to annual lease payments for premises of $1,818 in 2005.

13. Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, loan and receivables, investments and accounts payable and accrued liabilities. The Company does not believe it is subject to any significant concentration of credit risk.  Although cash and cash equivalents balances are held in excess of federally insured limits, they are in place with major financial institutions and major corporations. The fair value of these financial instruments approximates their carrying values unless otherwise noted.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates or currency exchange rates.  The Company manages the market risk associated with commodity prices, interest rates and currency exchange rates by establishing and monitoring parameters that limit the type and degree of market risk that may be undertaken.

14.       Income Taxes

                        A reconciliation of income tax expense (recovery) at Canadian statutory rates with the reported taxes is as follows:

	2004	2003	2002
Loss before income taxes	$(1,828,500)	$(517,555)	$(364,789)

Expected income tax recovery	$(651,310)	$(194,704)	$(144,529)
Equity (income) loss	(1,890)	(969)	7,118
Expenses unrecognized (recognized) for tax purposes	574,470	167,096	(44,398)
Unrecognized benefit of non-capital losses	78,730	28,577	181,809
Total income taxes	$—	$—	$—

Details of the Company’s future income tax assets are as follows:

	2004	2003
Future income tax assets:
Non-capital losses available for future periods	$779,000	$934,097
Net capital losses available for future periods	2,264,000	1,749,200
Equipment	82,600	73,442
Other items	11,980	171,073
	3,137,580	2,927,812
Valuation allowance	(3,137,580)	(2,927,812)
	$—	$—

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The Company has non-capital losses of approximately $2,630,000 available to reduce future years’ taxable income, which expire through to 2014. The Company also has net capital losses of approximately $7,651,000, which can be carried forward indefinitely and applied against future years’ taxable capital gains.

Future tax benefits of these losses have been offset by a valuation allowance and have not been recognized in these consolidated financial statements.

15. Segmented Information

The Company has determined that it has one operating and reportable segment, being the financial services industry in Canada. Services include private equity and merchant banking and asset-based commercial lending as described in Note 1.

16. Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The material variations in the accounting principles, practices and methods used in the preparation of these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below.

The impact of the differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets, statements of operations and cash flows would be as follows:

	2004	2003
Balance sheets
Current assets, Canadian GAAP	$793,367	$402,756
Unrealized holding gains on trading securities	304,182	280,580
Current assets, U.S. GAAP	1,097,549	683,336
Long-term investments, cost, Canadian GAAP	2,364	998,127
Unrealized holding loss on available-for-sale securities	(1,152)	(279,476)
Long-term investments, cost, U.S. GAAP	1,212	718,651
Long-term investments, equity, Canadian GAAP and U.S. GAAP	—	696,070
Property and equipment, Canadian GAAP and U.S. GAAP	1,741	11,267
Total assets, U.S. GAAP	$1,100,502	$2,109,324

Total liabilities, Canadian GAAP and U.S. GAAP	$846,924	$69,260

Shareholders’ equity, Canadian GAAP	(49,452)	2,038,960
Unrealized holding loss on available-for-sale securities	(1,152)	(279,476)
Unrealized holding gain on trading securities	304,182	280,580
Shareholders’ equity, U.S. GAAP	253,578	2,040,064
Total liabilities and shareholders’ equity, U.S. GAAP	$1,100,502	$2,109,324

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	2004	2003	2002
Statements of operations
Net loss for the year, Canadian GAAP	$(1,828,500)	$(517,555)	$(364,789)
Unrealized holding gain on trading securities	304,182	280,580	79,279
Net loss for the year, U.S. GAAP	$(1,524,318)	$(236,975)	$(285,510)
Basic and diluted loss per common share, U.S. GAAP	$(0.26)	$(0.04)	$(0.05)

At December 31, 2004, 2003 and 2002, 120,000 potentially dilutive shares were excluded from net loss per share.

There is no impact on cash flows as the adjustments to the carrying values of marketable securities and long-term investments required under U.S. GAAP are comprised of unrealized holding gains and losses only.

Marketable securities

For Canadian GAAP purposes, short-term marketable securities are carried at the lower of cost or quoted market value on a specific identification basis, with any unrealized loss included in the statements of operations.  Long-term investments are carried on the cost or equity basis and only written-down when there is evidence of a decline in value that is other than temporary.

Under U.S. GAAP, Statements of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain investments be classified into available-for-sale or trading securities stated at fair market values.  Any unrealized holding gains or losses are to be reported as a separate component of shareholders’ equity until realized for available-for-sale securities and included in earnings for trading securities.  Under SFAS 115, the Company’s investment in marketable securities in the amount of $112,818 (2003 - $110,000) would be classified as trading securities and its investment in long-term investment securities carried at cost in the amount of $2,364 (2003 - $998,127) would be classified as available-for-sale securities.

	Carrying Value	Gross Unrealized Gain	Gross Unrealized Loss	Market Value
2004
Trading securities	$112,818	$304,182	$—	$417,000
Available-for-sale securities	2,364	—	(1,152)	1,212
	$115,182	$304,182	$(1,152)	$418,212

	Carrying Value	Gross Unrealized Gain	Gross Unrealized Loss	Market Value
2003
Trading securities	$110,000	$280,580	$—	$390,580
Available-for-sale securities	998,127	—	(279,476)	718,651
	$1,108,127	$280,580	$(279,476)	$1,109,231

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Stock-based compensation

Under U.S. GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans.  In previous years, the Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB25”).  Accordingly, compensation cost for stock options were measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Effective for fiscal years ending after

December 15, 2002, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” (“SFAS 148”).  SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  The Company adopted the fair value based method effective January 1, 2003.

New accounting and disclosure standards were introduced under Canadian GAAP (Note 2) for the fiscal year ending December 31, 2002.

Comprehensive income

Under U.S. GAAP, Statements of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses).  The purpose of reporting comprehensive income is to present a measure of all changes in shareholders’ equity that result from recognized transactions and other economic events of the year, other than transactions with owners in their capacity as owners.  Under Canadian GAAP, the reporting of comprehensive income is not required.

Comprehensive income (loss) is as follows:

	2004	2003	2002
Net loss for the year, U.S. GAAP	$(1,524,318)	$(236,975)	$(285,510)
Other comprehensive income:
Unrealized gain (loss) on investments	(1,152)	(279,476)	(514,597)
Cumulative translation adjustment	8,817	437,425	8,904
Comprehensive net loss for the year, U.S. GAAP	$(1,516,653)	$(79,026)	$(791,203)

New accounting pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”) (revised in December 17, 2003).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both.  FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply

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immediately to variable interest entities created after December 15, 2003.  The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”).  SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) as follows:

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods.  SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services”. SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  Public entities (other than those filing as small business issuers)

16

will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005.

Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005.  For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations

Canadian Standards

In 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, which is effective for fiscal years commencing September 1, 2003.  Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value.  The Company does not expect the adoption of this section to have significant impact on its consolidated financial statements.

In June 2003, the CICA revised Accounting Guideline 13, “Hedging Relationships”, which is effective for fiscal years beginning on and after July 1, 2003.  The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting.  The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting.  The Company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management is assessing the impact, if any, of the adoption of this guideline on the Company’s consolidated financial statements.

*   *   *

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS AT MARCH 4, 2005

The following discussion and analysis of the financial condition and results of operations of the Company for the three years ended December 31, 2004, 2003 and 2002 should be read in conjunction with the consolidated financial statements and related notes included in this annual report. The Company’s financial statements included herein were prepared in accordance with Canadian generally accepted accounting principles and are expressed in U.S. dollars.  Additional information is presented to show the difference, which would result from the application of U.S. GAAP to the Company’s financial information.  For a reconciliation of the Company’s financial statements included herein to U.S. GAAP, see Note 16 to the financial statements. Certain reclassifications may have been made to the prior periods’ financial statements to conform to the current period’s presentation.

Statements in this annual report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this annual report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgements in the course of preparing forward-looking statements.

Restatement of Fiscal 2002 and 2001 Financial Statements

In accordance with Emerging Issues Committee (EIC) 130 of The Canadian Institute of Chartered Accounts (CICA) Handbook, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method during the 2003 fiscal year.   Accordingly, the Company has restated its financial statements for the years ending December 31, 2002 and 2003.

Selected Quarterly Information

The following selected financial data for the past ten business quarters have been summarized from the Company’s unaudited quarterly financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such financial statements:

	2004				2003(2)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	(in thousands, other than per share amounts)
Revenues(1)	$(12)	$(16)	$81	$8	$13	$5	$43	$15
Net income (loss) from continuing operations	(972)	(594)	(178)	(85)	(423)	(10)	(81)	(4)
Net income (loss) per share from continuing operations:
Basic	$(0.17)	(0.10)	(0.03)	(0.01)	(0.07)	(0.01)	(0.01)	(0.00)
Fully diluted	$(0.17)	(0.10)	(0.03)	(0.01)	(0.07)	(0.01)	(0.01)	(0.00)
Total assets	797	929	1,783	1,964	2,108	2,065	2,169	2,150
Net assets	(49)	876	1,703	1,931	2,039	2,034	2,043	2,124
Debt	847	54	80	32	69	32	126	26
Shareholders’ equity	(49)	876	1,703	1,931	2,039	2,034	2,043	2,124
Capital stock	3,456	3,456	3,456	3,456	3,456	3,456	3,456	3,456
Dividends	—	(269)	—	—	—	—	—	—
Weighted average common stock outstanding, fully diluted shares)	5,934	5,934	5,934	5,934	5,934	5,934	5,934	5,934

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(1)          Excludes revenues from discontinued operations.

(2)   During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants. The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated.  For more information about the accounting change and restatement see Note 3 to the Company’s consolidated financial statements for the year ending December 31, 2003.

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Operating Results

The Company operates in both the United States and Canada and, as such, the Company’s consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as “Cumulative translation adjustment”.

Realized investment gains or losses are a recurring element in the Company’s revenues and net earnings.  Realized investment gains or losses may fluctuate significantly from period to period, with a meaningful effect upon the Company’s consolidated net earnings. However, the amount of realized investment gain or loss for any given period has no predictive value, and variations in amount from period to period have no practical analytical value.

The Company’s financial results for the past three years are summarized below.

	Years Ended December 31,
	2004	2003	2002
			(as restated(1))
Revenue	$61,170	$75,704	$184,341
Operating Expenses	305,135	176,804	153,450
Net loss	(1,828,500)	(517,555)	(364,789)
Net loss per share	(0.31)	(0.09)	(0.06)

(1)   During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants (see Note 2 to the Company’s consolidated financial statements). The standard requires restatement and therefore financial statements presented for fiscal 2002 have been restated.

Revenues during fiscal 2004, 2003 and 2002 were generated from the Company’s merchant banking operations, investment income from the Company’s private equity investments and oil and gas royalties. In fiscal 2004, the Company’s revenues decreased to $61,170 compared to revenues of $75,704 and $184,341, respectively for the periods ending December 31, 2003 and 2002.

Expenses increased to $305,135 in fiscal 2004 compared to $176,804 in fiscal 2003 and $153,450 in fiscal 2002.  General and administrative expenses consisted of professional fees of $123,913, consulting fees, salaries and benefits of $40,008 and non-recoverable GST of $27,732. The Company paid management fees of $65,338 and director fees to independent directors of $11,022 during fiscal 2004.  The Company did not pay management fees in fiscal 2003 or 2002.

During March 2005, the Company settled its litigation with Cybersurf by contributing $601,760 (CAD$725,000), which is recorded as a loss on settlement in Other Income (Expense) for the year ending December 31, 2004, in exchange for a full release of claims and withdrawal of the complaint by Cybersurf.  Also included in loss of settlement in Other Income (Expense) are legal expenses associated with the Cybersurf litigation.  The Company entered into the settlement with Cybersurf due largely to the fact that Cybersurf’s ability to pay costs to the defendants, if unsuccessful, was highly questionable.  The Company did not admit to any liability or wrongdoing.  Please see Note 9 of the financial statements for more information.

During the year ended December 31, 2004 the Company recorded a loss on sale of long-term investments of $195,854 partially related to when the Company disposed of its investment in North Group Limited in the form of a dividend-in-kind to the Company’s shareholders.

The Company reported a net loss of $1.8 million in fiscal 2004 compared to a net loss of $517,555 in fiscal 2003 and a net loss of $364,789 in fiscal 2002.  Basic and diluted loss per common share was $0.31 in 2004 compared to losses of $0.09 and $0.06 in fiscal 2003 and 2002, respectively.

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The Company and certain of its subsidiaries have tax loss carry-forwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties.

Inflation

The Company does not believe that inflation has had a material impact on revenues or income over the past three fiscal years.

Foreign Currency

The Company’s operations are conducted in international markets and its consolidated financial results are subject to foreign currency exchange rate fluctuations.  During fiscal 2003 the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by EIC 130 issued by the CICA (see Note 2 to the Company’s consolidated financial statements).

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex.  The Company has identified certain accounting policies, described below, that are the most important to the portrayal of its current financial condition and results of operations.  The significant accounting policies are disclosed in Note 2 to the consolidated financial statements included in this annual report.

Marketable securities

Marketable securities are recorded at the lower of cost or quoted market value on a specific identification basis.

Long-term investments

Investments in companies over which the Company has significant influence are accounted for by the equity method, whereby the original cost of the shares is adjusted for the Company’s share of earnings or losses less dividends since significant influence was acquired. Investments in which the Company has no significant influence and that it intends to hold longer than one year are accounted for on the cost basis and reported as long-term investments. Cost of investments includes acquisition costs of shares as well as legal and consulting costs related to maintaining the Company’s interest. Investments are written-down to their estimated net realizable value when there is evidence of a decline in value below their carrying amount that is other than temporary.

A decline in market value may be only temporary in nature or may reflect conditions that are more persistent. Declines may be attributable to general market conditions, either globally or regionally, that reflect prospects of the economy as a whole or prospects of a particular industry or a particular company. Such declines may or may not indicate the likelihood of ultimate recovery of the carrying amount of a security. Management regularly reviews the Company’s portfolio position to determine whether other than temporary decline exists.

In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly-traded securities, large block holdings and restricted shares.

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Liquidity and Capital Resources

The Company’s principal assets consist of securities, loan and receivables, long term investments and stock of its direct subsidiaries. The Company continuously evaluates its existing operations and investigates possible acquisitions of new businesses and dispositions of businesses in order to maximize its ultimate economic value to shareholders. Accordingly, while the Company does not have any material arrangement, commitment or understanding with respect thereto (except as disclosed in this annual report), further acquisitions, divestitures, investments and changes in capital structure are possible.

The Company’s principal sources of funds are its available cash resources, bank financing, public financing and the financial services fees generated from the Company’s merchant banking activities and investment gains from the Company’s private equity operations. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

At December 31, 2004, the Company’s readily available cash and cash equivalents increased to $657,988 compared to $241,105 at December 31, 2003.  Additional sources of liquidity at December 31, 2004 included $112,818 in marketable securities and $22,561 in loan and receivables, compared to $110,000 in marketable securities and $51,651 in loans and receivables at December 31, 2003.  The market value of marketable securities as of December 31, 2004 was $417,000.  Total current assets at December 31, 2004 increased to $793,367 from $402,756 in 2003.

In fiscal 2004 operations used cash of $807,397 compared with operations using cash of $273,921 during fiscal 2003 and generating cash of $982,714 during fiscal 2002.

Investing activities generated cash of $1,103,875, predominantly from the sale of the Company’s investment in Cybersurf during fiscal 2004 compared to using cash of $244,152 in fiscal 2003 and $619,267 in 2002.  Financing activities provided no cash in fiscal 2004, 2003 and 2002.

Financial Position

Total assets of the Company at December 31, 2004 declined to $797,472, compared to $2.1 million at December 31, 2003 due the dividend-in-kind paid to shareholders during the year.  As previously discussed, the Company distributed its investment in North Group to shareholders of the Company during the year.

The Company’s liabilities increased to $846,924 in fiscal 2004 from $69,260 in fiscal 2003 due largely to the inclusion of the Cybersurf litigation settlement, which occurred during March 2005, but was recorded as of December 31, 2004.

Shareholders’ Equity

Shareholders’ equity as of December 31, 2004 was ($49,452) as of December 31 2004 compared to $2 million as of December 31, 2003 due largely to dividend-in-kind paid to shareholders and the net loss incurred during the year.  The Company had 8,183,733 shares issued and outstanding as of December 31, 2004 of which 2,250,219 were held in treasury for cancellation.

Research and Development, Patents and Licenses

Not applicable.

Trend Information

For the current financial year, the Company is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Operating Lease Obligations	$1,818	$1,818	$—	—	—
Total	$1,818	$1,818	$—	—	—

Related Party Transactions

Other than as disclosed herein, to the best of the Company’s knowledge, there have been no material transactions since January 1, 2004 to which the Company was or is a party and in which a director or officer of the Company, or any relative or spouse of any director or officer, or any relative of such spouse who has the same home as such person or who is a director or officer of any subsidiary of the Company, has or will have a direct or indirect material interest, nor were any directors or officers of the Company, or any associates of such directors or officers, indebted to the Company or any of its subsidiaries during this period.

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MERCURY PARTNERS & COMPANY INC.

Notice of Annual And Special Meeting

and Management Proxy Circular

Time:	Wednesday, June 8, 2005 at 8:00 a.m.

Place:	Suite 613, 375 Water Street Vancouver, British Columbia V6B 5C6

MERCURY PARTNERS & COMPANY INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 8, 2005

TO: The shareholders of Mercury Partners & Company Inc.

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders of Mercury Partners & Company Inc. (the “Corporation”) will be held in Vancouver, British Columbia, at Suite 613, 375 Water Street on Wednesday, the 8th day of June, 2005, at 8:00 a.m. (Vancouver time) (the “Meeting”), for the following purposes:

1.                                       To receive and consider the financial statements of the Corporation for the financial year ended December 31, 2004, together with the report of the auditors thereon;

2.                                       To elect one Class III director of the Corporation;

3.                                       To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors for the ensuing year;

4.                                       To consider and, if thought fit, to pass, with or without variation, a special resolution in substantially the form of resolution 1 set out in Schedule “A” to the management proxy circular (the “Proxy Circular”) approving the reduction of the capital stock and deficit accounts as maintained by the Corporation. In addition, this special resolution authorizes the directors to revoke such resolution prior to it being acted upon without further approval of the shareholders of the Corporation;

5.                                       To consider and, if thought fit, to pass, with or without variation, an ordinary resolution in substantially the form of resolution 2 set out in Schedule “A” to the Proxy Circular approving, adopting and ratifying a stock option plan for the Corporation in substantially the form presented to the directors of the Corporation as described in the Proxy Circular; and

6.                                       To transact such other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this notice of meeting is the Proxy Circular, a form of proxy and a form whereby shareholders of the Corporation may request to be added to the Corporation’s supplemental mailing list.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Proxy Circular accompanying this notice of meeting. A proxy will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournments thereof.

DATED at Vancouver, British Columbia, this 27th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Tom S. Kusumoto
Tom S. Kusumoto
President and Secretary

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

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MANAGEMENT PROXY CIRCULAR

INFORMATION PROVIDED AS AT APRIL 26, 2005 FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 8, 2005 (THE “MEETING”).

This management proxy circular (the “Proxy Circular”) is furnished in connection with the solicitation of proxies by management of Mercury Partners & Company Inc. (the “Corporation”) for use at the Meeting, and at any adjournments thereof at the time and place and for the purposes set forth in the notice of meeting dated April 27, 2005 (the “Notice of Meeting”.)

It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Notice of Meeting, form of proxy (the “Proxy”) and this Proxy Circular will be mailed to beneficial owners of common shares of the Corporation commencing on or about April 29, 2005. In this Proxy Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

RECORD DATE

The board of directors of the Corporation have set the close of business on April 26, 2005 as the record date (the “Record Date”) for determining which shareholders of the Corporation shall be entitled to receive notice of and to vote at the Meeting.  Only shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date, a shareholder of record transfers its common shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with the Secretary of the Corporation, P.O. Box 28051, West Pender Street, Vancouver, British Columbia, V6C 3T7.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are management’s representatives. A shareholder of the Corporation desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper Proxy and, in either case, delivering the completed Proxy to the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournments thereof.

VOTING OF PROXIES

If the Proxy is completed, signed and delivered to the Corporation, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the shareholder of the Corporation appointing them, on any show of hands and or any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote accordingly. The Proxy confers discretionary authority upon the persons named therein with respect to all other matters which may properly come before the Meeting or any adjournments thereof.  As of the date of this Proxy Circular, the board of directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the Proxy

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If no choice is specified by a shareholder of the Corporation with respect to any matter identified in the Proxy or any amendment or variation to such matter, it is intended that the person designated by management in the Proxy will vote the shares represented thereby in favour of such matter.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered shareholders” because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a depository (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of applicable securities laws, the Corporation has distributed copies of the Notice of Meeting, this Proxy Circular, the Proxy and a supplemental mailing list return card (collectively, the “Meeting Materials”) to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)                        be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the offices of the Corporation; or

(b)                       more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided, or in the case of a proxy authorization form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any shareholder of the Corporation returning the enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting prior to

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the commencement of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of Class A preferred shares having the preferences, rights, conditions, restrictions, limitations and prohibitions as set forth in the Corporation’s Articles. As at April 26, 2005, there were a total of 8,183,733 common shares of the Corporation outstanding. Each common share entitles the holder thereof to one vote.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to the issued and outstanding common shares of the Corporation.

ELECTION OF DIRECTORS

The Corporation’s Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Corporation or with the provisions of the Business Corporations Act (Yukon). At each annual meeting of the Corporation, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders of the Corporation. A director appointed or elected to fill a vacancy on the board of directors holds office for the unexpired term of his predecessor. At the Meeting, shareholders of the Corporation will be called upon to elect one Class III director. Tom S. Kusumoto (the “nominee”) is to be elected as a Class III director to serve for a term of three years until the annual meeting of shareholders of the Corporation for the year 2007, to be held in the year 2008.

While management does not contemplate that the nominee will be unable to serve as a director, if, prior to the Meeting, any vacancies occur in the slate of such nominee for any reason, the management representatives designated in the Proxy solicited in respect of the Meeting shall have the discretionary authority to vote for the election of any other person as director. Proxies received by the directors on which no designation is made will be voted for the management nominee for election as a director or any substitute nominee thereof as may be determined by management, if necessary. Alex W. Blodgett, a Class I director, has one year remaining in his term as a director of the Corporation, which expires at the 2005 annual meeting of shareholders of the Corporation, to be held in the year 2006. Greg Mac Rae has two years remaining in his term as a director of the Corporation, which term expires at the 2006 annual meeting of shareholders of the Corporation, to be held in the year 2007.

The following table and notes thereto states the name of each person proposed to be nominated by management for election as a director and each director of the Corporation whose term will continue after the Meeting, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

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Name and Municipality of Residence	Principal Occupation	Current Position(s) with the Corporation	Director Since	Approximate Number of Shares Beneficially Owned, Directly or Indirectly, as of the Date Hereof

Tom S. Kusumoto (1) Alberta, Canada	President, Secretary and Director of Mercury Partners & Company Inc., North Group Limited; Director and President of Pacific Northwest Partners Limited.	President, Secretary and Director	1998	697,990(2)

Greg MacRae (1) British Columbia, Canada	President of CSI Capital Solutions Inc.; Director of North Group Limited, Mercury Partners & Company Inc.; Director and Secretary of Pacific Northwest Partners Limited; Director of LML Payment Systems Inc.	Director	2003	Nil

Alex W. Blodgett (1) British Columbia, Canada	President of Call Genie Inc.; Director of Mercury Partners & Company Inc., North Group Limited, Pacific Northwest Partners Limited; formerly: Vice-President, Oxford Bancorp Inc.; Partner, Gordon Capital Corporation; Vice-President of Corporate Finance, Bankers Trust Company	Director	1998	Nil

(1)   Member of the Audit Committee.

(2)          283,044 of the common shares are held by Geko Bank Corp., a company wholly owned by Tom S. Kusumoto.

The Corporation does not have an executive committee of the board of directors.

STATEMENT OF EXECUTIVE COMPENSATION

Pursuant to applicable securities legislation, the Corporation is required to provide a summary of all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the three most recently completed financial years in respect of the individuals comprised of the Chief Executive Officer, Chief Financial Officer and the other three most highly compensated executive officers of the Corporation whose individual total compensation for the most recently completed financial year exceed $150,000 and any individual who would have satisfied these criteria but for the fact that the individual was not serving as such an officer at the end of the most recently completed financial year (the “Named Executive Officers”).

The following table and notes thereto states the name of each Named Executive Officer.  Their annual compensation including salary, bonus and other annual compensation and long term compensation, including stock options paid during each of the three most recently completed financial years of the Corporation.

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Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name And Principal Position	Year Ended December, 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Share Units ($)	LTIP(2) Payouts ($)	All Other Compensation ($)

Tom S. Kusumoto President and Secretary (3)	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	$90,000(4) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)   Stock appreciation rights.

(2)   Long-term incentive plan.

(3)   Tom S. Kusumoto acts as the Chief Executive Officer and Chief Financial Officer of the Corporation.

(4)   Fees paid to Geko Bank Corp., a company wholly owned by Tom S. Kusumoto.

Long Term Incentive Plan (“LTIP”) Awards

The Corporation did not have an LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Corporation’s securities) was paid or distributed to the Named Executive Officers, during the most recently completed financial year.

Option/Stock Appreciation Rights (“SAR”) Grants During the Most Recently Completed Financial Year

There were no option/SAR grants during the most recently completed financial year.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year

The Named Executive Officers did not exercise any options/SARs in respect of the common shares of the Corporation during the most recently completed financial year.

Termination of Employment, Change in Responsibility and Employment Contracts

Neither the Corporation, nor any of its subsidiaries, has had or has an employment contract with any Named Executive Officer in the Corporation’s most recently completed or current financial year. The Corporation has no compensatory plan or arrangement with respect to a Named Executive Officer in the Corporation’s most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Corporation has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Corporation for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or an expert during the most recently completed financial year or subsequently, up to and including the date of this Proxy Circular. The directors are, however, reimbursed for expenses incurred in connection with their services as directors.

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The Corporation does not currently have a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors and did not grant stock options to the directors during the most recently completed financial year.

Equity Compensation Plan Information

The shareholders of the Corporation have adopted a stock option plan (the “Option Plan”) for its directors, officers, employees and consultants.   The Option Plan provides that options to purchase common shares may be granted to eligible persons on terms determined within the limitations set out in the Option Plan.  The maximum number of common shares to be reserved for issuance anytime under the Option Plan and any other employee incentive plan is 10% of the issued and outstanding common shares.  The exercise price for an option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities.  Options granted may be subject to vesting requirements.  Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, employee or consultant of the Corporation.  The Option Plan is subject to the rules and policies of the TSX-Venture Exchange including the requirement for annual shareholder approval.  As of the date hereof, there were no options outstanding under the Option Plan.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No individual who is or was a director, executive officer or senior officer of the Corporation, any proposed nominee for election as a director of the Corporation or any associate of such director or officer, is or was, at the end of the most recently completed financial year, indebted to the Corporation or any of its subsidiaries since the beginning of the most recently completed financial year of the Corporation, or is or has been indebted to another entity that is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Corporation or any of its subsidiaries during that period.

MANAGEMENT CONTRACTS

To the best of the knowledge of the directors and officers of the Corporation, management functions of the Corporation are not, to any substantial degree, performed by a person other than the directors and senior officers of the Corporation.

AUDIT COMMITTEE

Audit Committee Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation’s systems of internal controls regarding finance and accounting and the Corporation’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to: (i) serve as an independent and objective party to monitor the Corporation’s financial reporting and internal control system and review the Corporation’s financial statements; (ii) review and appraise the performance of the Corporation’s external auditors; and (iii) provide an open avenue of communication among the Corporation’s auditors, financial and senior management and the board of directors.

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Composition

The members of the Committee are currently Tom S. Kusumoto, Greg MacRae, and Alex Blodgett, the majority of whom are free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

Currently, the Committee has at least one member with accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Corporation’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation’s financial statements.

Meetings

The Committee meets at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee meets at least annually with the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee:

Documents/Reports Review

(a)             Reviews and updates its Charter annually.

(b)             Reviews the Corporation’s financial statements, MD&A, any annual and interim earnings and press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a)             Reviews annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Corporation.

(b)            Obtains annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Corporation, consistent with Independence Standards Board Standard 1.

(c)             Reviews and discusses with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)            Takes or recommends that the full board of directors take appropriate action to oversee the independence of the external auditors.

(e)             Advises the board of directors on selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)             At each meeting, consults with the external auditors, without the presence of management, about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation’s financial statements.

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(g)            Reviews and approves the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

(h)            Reviews with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)      Reviews and pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)      The aggregate amount of all such non-audit services provided to the Corporation constitutes not more than 5% of the total amount of revenues paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)     Such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(iii)    Such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)             In consultation with the external auditors, reviews with management the integrity of the Corporation’s financial reporting process, both internal and external.

(b)             Considers the external auditor’s judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

(a)             Considers and approves, if appropriate, changes to the Corporation’s auditing and accounting principles and practices as suggested by the external auditors and management.

(b)             Reviews significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(c)             Following completion of the annual audit, reviews separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(d)             Reviews any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(e)             Reviews with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(f)              Reviews any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

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(g)             Reviews the certification process.

(h)             Establishes a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Other

Reviews any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Tom S. Kusumoto	Not independent*	Financially literate*
Greg MacRae	Independent*	Financially literate*
Alex Bodgett	Independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, Audit Committees (“MI 52-110”).

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors of the Corporation.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completely financial year has the Corporation relied on the exemption in section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees (Year end audit fees in CDN $)	Audit Related Fees (in CDN$)	Tax Fees (in CDN$)	All Other Fees (in CDN$)
2004	$35,500	Nil	$4,500	Nil
2003	$36,500	Nil	$6,650	Nil

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Exemption

MI 52-110 exempts issuers listed on the Exchange from the requirements of Parts 3 (Composition of the Audit Committee) and 5 Reporting Obligations) of the Instrument. As a result, the members of the Committee are not required to be either “independent” or “financially literate” within the meaning of the Instrument, however, the Corporation is required to provide on an annual basis, the disclosure regarding its audit committee in its Proxy Circular. The majority of the Committee members are independent and all of its members are financially literate. See the disclosure above under the heading “Composition of the Audit Committee”.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Special Resolution to Reduce Capital Stock and Deficit Accounts

The shareholders of the Corporation will be asked to vote for a special resolution (in substantially the form of resolution 1 set out in Schedule “A” attached hereto) to authorize and empower the directors of the Corporation to reduce the capital stock account of the Corporation by $3,583,348 and the deficit account of the Corporation by $3,583,348 by deducting these amounts from the capital stock and deficit accounts, respectively, as maintained by the Corporation. The board of directors is seeking a reduction in the capital stock account and deficit account as the board of directors may wish to declare a dividend in the future and in order to do so under the governing corporate legislation, the aggregate of the Corporation’s assets cannot be less than the aggregate of the Corporation’s liabilities and stated share capital of all classes.

The special resolution authorizes each director and officer of the Corporation, for and on behalf of the Corporation, to execute and deliver all such other documents and do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this special resolution, the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

In addition, this special resolution authorizes the directors to revoke such resolution prior to it being acted upon without further approval of the shareholders of the Corporation. In the absence of contrary directions, management of the Corporation intends to vote proxies in the accompanying form in favour of this special resolution. In order to be effective, the proposed resolution must be passed by not less than two-thirds of the votes cast in respect thereof by the shareholders of the Corporation who vote in respect of such resolution at the Meeting.

Ordinary Resolution Approving the Corporation’s Option Plan

The shareholders will be asked to vote for an ordinary resolution (in substantially the form of resolution 2 set out in Schedule “A” attached hereto) confirming, ratifying and approving the Corporation’s Option Plan substantially in the form presented to the directors of the Corporation and attached hereto as Schedule “B” pursuant to the requirements of TSX-Venture Exchange Policy 4.4 “Incentive Stock Options”. As the Corporation’s Option Plan is a “rolling plan”, the TSX-Venture Exchange requires that such plans receive yearly approval at an issuer’s annual meeting. The Option Plan received the approval of the board of directors on May 18, 2004 and was approved by shareholders at the Corporation’s 2003 Annual and Special Meeting held in 2004.

The purpose of the Option Plan is to allow the Corporation to grant options to its directors, officers and employees, as additional compensation, and as an opportunity to participate in the profitability of the Corporation. The granting of such options is intended to align the interests of such persons with that of the Corporation. Management of the Corporation considers it desirable and in the best interests of the Corporation to adopt the Option Plan for the granting of future stock options to directors, officers and employees.

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The Option Plan provides that the aggregate number of common shares to be delivered upon the exercise of all stock options granted thereunder is limited to 10% of the Corporation’s issued and outstanding common shares from time to time which, as at the date hereof, would be 818,373 common shares.  The aggregate number of common shares that may be issued pursuant to the exercise of stock options to any one individual in a twelve-month period cannot exceed 5% of the issued and outstanding common shares of the Corporation. The board of directors has full authority to administer the Option Plan in accordance with the terms of the Option Plan.

The resolution also authorizes any amendment to the form of the Option Plan in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Corporation and authorizes each director and officer of the Corporation to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this resolution, the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

In absence of contrary directions, management of the Corporation intends to vote proxies in the accompanying form in favour of this ordinary resolution. In order to be effective, the proposed resolution must be passed by a simple majority of the votes cast by the shareholders who vote in respect of such resolution.

Appointment of Auditors

Management of the Corporation will recommend at the Meeting that the shareholders of the Corporation reappoint Davidson & Company, Chartered Accountants, Vancouver, British Columbia as auditors of the Corporation until the next annual meeting of shareholders of the Corporation and authorize the directors to fix their remuneration. Davidson & Company, Chartered Accountants were appointed as auditors of the Corporation in September of 1998.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or senior officer of the Corporation, or any associate or affiliate of such director or officer, has any material interest, direct or indirect, by way of beneficial ownership of common shares of the Corporation or otherwise, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors of the Corporation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no insider of the Corporation, nor any proposed nominee for election as a director of the Corporation nor any associate or affiliate of such insider or proposed nominee has any material interest, direct or indirect, in any transaction since the beginning of the last financial year of the Corporation or in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Corporation is Computershare Trust Company of Canada, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

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OTHER BUSINESS

Management of the Corporation knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting.  However, if any other matters which are not known to the management of the Corporation, shall properly come before the Meeting, the Proxy given pursuant to the solicitation by management of the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Shareholders may contact the Corporation to request copies of the Corporation’s financial statements and MD&A by sending a written request to P.O. Box 28051 West Pender Street, Vancouver British Columbia, V6C 3T7, Attention: Secretary.  Financial information is provided in the Corporation’s comparative financial statements and MD&A for its fiscal year ended December 31, 2004.

APPROVAL OF PROXY CIRCULAR

The contents and the sending of this Proxy Circular have been approved by the directors of the Corporation.

DATED at Vancouver, British Columbia, this 27th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF

MERCURY PARTNERS & COMPANY INC.

/s/ Tom S. Kusumoto
Tom S. Kusumoto
President and Secretary

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SCHEDULE “A”

RESOLUTIONS FOR ANNUAL AND SPECIAL MEETING

1.                            Special Resolution to Reduce the Capital Stock and Deficit Accounts of the Corporation

“BE IT RESOLVED BY SPECIAL RESOLUTION THAT:

1.                             the capital stock account of the Corporation be reduced by $3,583,348 and the deficit account of the Corporation be reduced by $3,583,348, by deducting these amounts from the capital stock and deficit accounts, respectively, as maintained by the Corporation, and the directors of the Corporation be, and are hereby, authorized and empowered to revoke this resolution at any time prior to it being acted upon without further approval of the shareholders of the Corporation;

2.                             each director and officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this resolution, the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

3.                             notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation may revoke this resolution at any time prior to it being acted upon without further approval of the shareholders of the Corporation.”

2.        Ordinary Resolution to Approve the Adoption of the Stock Option Plan

“BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.                             the stock option plan (the “Plan”) of the Corporation substantially in the form presented to the directors of the Corporation and attached as Schedule B to the proxy circular of the Corporation prepared for the purpose of the 2004 Annual and Special Meeting be and is hereby confirmed, ratified and approved and shall be adopted hereby as the stock option plan of the Corporation;

2.                             the form of the Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Corporation;

3.                             each director and officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to this resolution, the execution and delivery of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

4.                             notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation may revoke this resolution at any time prior to it being acted upon without further approval of the shareholders of the Corporation.”

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SCHEDULE “B”

MERCURY PARTNERS & COMPANY INC.

STOCK OPTION PLAN

ARTICLE 1

PURPOSE OF PLAN

1.1           The purpose of the Stock Option Plan (the “Plan”) of Mercury Partners & Company Inc. (the “Corporation”), a corporation incorporated under the Business Corporations Act (Yukon) is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries or affiliates, if any, by providing them with the opportunity, through options, to acquire common shares in the share capital of the Corporation (the “Shares”), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

ARTICLE 2

ADMINISTRATION OF PLAN

2.1           The Plan shall be administered by the board of directors of the Corporation or by a special committee of the directors appointed from time to time by the board of directors of the Corporation pursuant to rules of procedure fixed by the board of directors (such committee or, if no such committee is appointed, the board of directors of the Corporation is hereinafter referred to as the “Board”). A majority of the Board shall constitute a quorum and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously by consent in writing, shall be the acts of the directors.

2.2           Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all Optionees (as defined herein) under the Plan and on their legal personal representatives and beneficiaries.

2.3           Each option to purchase Shares granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the Optionee (as defined herein), in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

ARTICLE 3

STOCK EXCHANGE RULES

3.1           All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the Shares are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the “Exchange”).

ARTICLE 4

SHARES SUBJECT TO PLAN

4.1           Subject to adjustment as provided in Article 15 hereof, the Shares to be offered under the Plan shall consist of authorized but unissued common shares of the Corporation. The aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. If any option granted hereunder shall expire or terminate

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for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Shares subject thereto shall again be available for the purpose of this Plan.

ARTICLE 5

MAINTENANCE OF SUFFICIENT CAPITAL

5.1           The Corporation shall at all times during the term of the Plan keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Plan.

ARTICLE 6

ELIGIBILITY AND PARTICIPATION

6.1           Directors, officers, consultants and employees of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries (“Management Company Employees”) shall be eligible for selection to participate in the Plan (such persons collectively referred to as the “Optionees” and individually, an “Optionee”). Subject to compliance with applicable requirements of the Exchange, Optionees may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Optionee.

6.2           Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are a party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries.

6.3           An Optionee who has been granted an option may, if such Optionee is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

ARTICLE 7

EXERCISE PRICE

7.1           (a)   The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange.

(b)   Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced upon receipt of Board approval, provided that in the case of options held by Insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

ARTICLE 8

NUMBER OF OPTIONED SHARES

8.1           (a)   The number of Shares subject to an option granted to any one Optionee shall be determined by the Board, but no one Optionee shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b)   No single Optionee may be granted options to purchase a number of Shares equaling more than 5% of the issued common shares of the Corporation in any twelve-month period unless the Corporation has

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obtained disinterested shareholder approval in respect of such grant and meets applicable Exchange requirements.

(c)   Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve-month period to any one Consultant of the Corporation (or any of its subsidiaries).

(d)   Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Corporation in any twelve-month period to employees of the Corporation (or any of its subsidiaries) conducting Investor Relation Activities (as such term is defined in the policies of the Exchange). Options granted to persons performing Investor Relations Activities will contain vesting provisions such that vesting occurs over at least twelve months with no more than ¼ of the options vesting in any three-month period.

ARTICLE 9

DURATION OF OPTION

9.1           Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Articles 11 and 12, provided that in no circumstances shall the duration of an option exceed the maximum term permitted by the Exchange. For greater certainty, if the Corporation is listed on the TSX Venture Exchange Inc. (the “TSX-V”) the maximum term may not exceed 10 years if the Corporation is classified as a “Tier 1” corporation by the TSX-V, and the maximum term may not exceed five years if the Corporation is classified as a “Tier 2” corporation by the TSX-V.

ARTICLE 10

OPTION PERIOD, CONSIDERATION AND PAYMENT

10.1         (a)   The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Articles 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or any of its subsidiaries or death of the Optionee.

(b)   Subject to any vesting restrictions imposed by the Exchange, the Board may, in it sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

(c)   Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period. To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d)   Except as set forth in Articles 11 and 12, no option may be exercised unless the Optionee is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)   The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, addressed to the Secretary of the Corporation, specifying the number of Shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the option is exercised. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment. Neither the Optionee nor his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares of the Corporation unless and until the certificates for the Shares issuable pursuant to options under the Plan are issued to him or them under the terms of the Plan.

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(f)    Notwithstanding any of the provisions contained in this Plan or in any option, any and all obligations of the Corporation whatsoever to issue Shares to an Optionee pursuant to the exercise of an option and/or this Plan shall at all times be subject to:

(i)            completion of such registration or other qualification of such Shares or obtaining approval of such governmental authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii)           the Corporation being satisfied that the issuance of such Shares shall not (whether with notice or the passage of time or both) breach, violate or be contrary to any of its constating documents, partnership agreements, applicable laws, regulations, Exchange rules and policies and agreements to which it is a party;

(iii)          the admission of such Shares to listing on any Exchange on which the Shares may be then listed; and

(iv)          the receipt from the Optionee of such representations, agreements and undertaking, including as to future dealings in such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this regard, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any Exchange on which the Shares are then listed.

ARTICLE 11

CEASING TO BE A DIRECTOR, OFFICER, CONSULTANT OR EMPLOYEE

11.1         Subject to Article 11.2, if an Optionee ceases to be a director, officer, employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised option rights of that Optionee under the Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such Optionee under the Plan.

11.2         If an Optionee ceases to be either a director, officer, employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries for any reason other than as a result of having been dismissed for cause as provided in Article 11.1 or as a result of the Optionee’s death, such Optionee shall have the right for a period of ninety (90) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be either a director, employee, consultant or Management Company Employee to exercise his option under the Plan to the extent that the Optionee was entitled to exercise it on the date of ceasing to be either a director, officer, employee, consultant or Management Company Employee. Upon the expiration of such ninety (90) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

11.3         If an Optionee engaged in providing Investor Relations Activities to the Company ceases to be employed in providing such Investor Relations Activities, such Optionee shall have the right for a period of thirty (30) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to provide such Investor Relations Activities to exercise his option under the Plan to the extent that the Optionee was entitled to exercise it on the date of ceasing to provide such Investor Relations Activities. Upon the expiration of such thirty (30) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

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11.4         Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Optionee any right with respect to continuance as a director, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries.

11.5         Options shall not be affected by any change of employment of any director, officer, employee, consultant or Management Company Employee.

ARTICLE 12

DEATH OF OPTIONEE

12.1         In the event of the death of any Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee’s option under the Plan to the extent that it was exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under the Plan.

ARTICLE 13

RIGHTS OF OPTIONEE

13.1         No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such option until certificates representing such Shares shall have been issued and delivered.

ARTICLE 14

PROCEEDS FROM SALE OF SHARES

14.1         The proceeds from the sale of Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

ARTICLE 15

ADJUSTMENTS

15.1         If the outstanding common shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of Shares optioned and the exercise price per Share, as regards previously granted and unexercised options or portions thereof, and as regards options which may be granted subsequent to any such change in the Corporation’s capital. Adjustments under this Article shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional shares shall be required to be issued under the Plan on any such adjustment.

15.2         Upon the liquidation or dissolution of the Corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate. In the event of a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding common shares of the Corporation to another corporation (a “Change of Control”) all options granted which have not yet vested shall immediately vest without consideration as to time or any other vesting provision set forth in the Plan or stock option agreement governing such options, provided that such vesting is not in violation of the then current policies of the Exchange, if applicable, and all Optionees then entitled to exercise options then outstanding shall have the right at such time immediately prior to consummation of the Change of Control to exercise their options to the full extent not theretofore exercised. Upon consummation of the Change of

20

Control, the Plan shall terminate and any options theretofore granted hereunder that remain unexercised upon termination shall also terminate.

ARTICLE 16

TRANSFERABILITY

16.1         All benefits, rights and options accruing to any Optionee in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or to the extent, if any, permitted by the Exchange. During the lifetime of an Optionee any benefits, rights and options may only be exercised by the Optionee.

ARTICLE 17

AMENDMENT AND TERMINATION OF PLAN

17.1         Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan. Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan; provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan, unless shareholder approval, or disinterested shareholder approval, as the case may be, is obtained for such amendment or revision.

ARTICLE 18

NECESSARY APPROVALS

18.1         The ability of an Optionee to exercise options and the obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals, which may be required from shareholders of the Corporation and any regulatory authority or Exchange having jurisdiction over the securities of the Corporation. If any Shares cannot be issued to any Optionee for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Optionee.

ARTICLE 19

EFFECTIVE DATE OF PLAN

19.1         The Plan has been adopted by the Board subject to the approval of the Exchange and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approvals being obtained.

ARTICLE 20

INTERPRETATION

20.1         The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

20.2         In this Plan, capitalized terms used herein that are not otherwise defined herein shall have the meaning ascribed thereto in the Corporate Finance Manual of the TSX-V and in particular, in Policies 1.1 and 4.4 of said Corporate Finance Manual.

20.3         Nothing in this Plan or in any option shall confer upon any director, officer, employee, consultant or Management Company Employee any right to continue in the employ of the Corporation or any of its subsidiaries or affect in any way the right of the Corporation or any of its subsidiaries to terminate his employment at any time; nor shall anything in this Plan or in any option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any of its subsidiaries to extend the employment of any Optionee beyond the time that he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any of its subsidiaries or beyond the time at which he

21

would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any of its subsidiaries.

20.4         Nothing in this Plan or any option shall confer on any Optionee any right to continue providing ongoing services to the Corporation or affect in any way the right of the Corporation or any such entity to terminate his, her or its contract at any time, nor shall anything in this Plan or any option be deemed or construed as an agreement, or an expression of intent, on the part of the Corporation or any such entity to extend the time for the performance of the ongoing services beyond the time specified in the contract with any such entity.

20.5         References herein to any gender include all genders.

MADE by the board of directors of the Corporation as evidenced by the signature of the following officer duly authorized in that behalf effective the 18th day of May, 2004.

MERCURY PARTNERS & COMPANY INC.

By:	/s/ Tom S. Kusumoto
Name: Tom S. Kusumoto
Title: President and Secretary

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MERCURY PARTNERS & COMPANY INC.

Form of Proxy

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF MERCURY PARTNERS & COMPANY INC. (THE “CORPORATION”) TO BE HELD AT SUITE 613, 375 WATER STREET, VANCOUVER, BRITISH COLUMBIA ON WEDNESDAY, JUNE 8, 2005, AT 8:00 AM.

The undersigned member (“Registered Shareholder”) of the Corporation hereby appoints, Tom S. Kusumoto, a Director of the Corporation, or failing this person, Greg MacRae, a Director of the Corporation, or in the place of the foregoing,             (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Corporation (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)

		For	Against	Withhold
1.	Appointment of Davidson & Company, Chartered Accountants as auditors of the Corporation		N/A

2.	To authorize the Directors to fix the Auditors’ remuneration			N/A

3.	To elect as a Class III Director, Tom S. Kusumoto		N/A

4.	To authorize the directors of the Corporation to reduce the capital stock and deficit accounts of the Corporation			N/A

5.	To confirm, ratify and approve the Corporation’s Stock Option Plan			N/A

6.	To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

SHAREHOLDER SIGN HERE:

PLEASE PRINT NAME:

DATE SIGNED:

NUMBER OF SHARES REPRESENTED BY PROXY:

THIS FORM MUST BE SIGNED AND DATED.
SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.               This Proxy is solicited by the Management of the Corporation.

2.               This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.               If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.               A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.               A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)     appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)     appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.               The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.               If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of “COMPUTERSHARE TRUST COMPANY OF CANADA” no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.  The mailing address is:

Computershare Trust Company of Canada

Proxy Dept. 100 University Avenue 9th Floor

Toronto, Ontario M5J 2Y1

Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

MERCURY PARTNERS & COMPANY INC.

SUPPLEMENTAL MAILING LIST RETURN CARD

TO REGISTERED AND BENEFICIAL SECURITY HOLDERS OF

MERCURY PARTNERS & COMPANY INC. (THE “CORPORATION”)

National Instrument 54-101 provides registered and beneficial shareholders with the opportunity to elect annually to have their name added to an issuer’s supplemental mailing list in order to receive interim financial statements of the Corporation.  These reports are also available for review on the SEDAR website www.sedar.com along with all other information released by the Corporation.   If you are interested in receiving such statements, by mail, fax or e-mail, please complete and return this form to the Corporation at the following address:

MERCURY PARTNERS & COMPANY INC.

P.O. BOX 28051, WEST PENDER STREET

VANCOUVER, BRITISH COLUMBIA

V6C 3T7

I HEREBY CERTIFY that I am a shareholder of the Corporation, and as such, request that you add me to your supplemental mailing list.

Name – Please Print

Address/ city/ Province/ Postal Code

Signature	Date

e-mail address

Method of communication: ☐	e-mail*	☐	mail

*If you wish to receive electronic notification of the availability and/or release of supplemental information, please read the attached “Consent to Electronic Delivery of Documents” form and provide your e-mail address above. Please ensure that your mailing address is complete, in the event that electronic delivery fails, you may receive information by mail.

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CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

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7.             I understand that I am not required to consent to electronic delivery.

I have read and understand this “Consent to Electronic Delivery of Documents” form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

(Name)	(Postal Address)

SIGNATURE OF SHAREHOLDER

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Tom S. Kusumoto, President and Secretary of Mercury Partners & Company Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Mercury Partners & Company Inc. (the “issuer”) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 2, 2005

/s/ Tom S. Kusumoto
Tom S. Kusumoto
President and Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:	MERCURY PARTNERS & COMPANY INC.

By:	/s/ Tom S. Kusumoto
TOM S. KUSUMOTO, PRESIDENT

Date:	May 3, 2005